5/15

Follow-Up Materials

07023569

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hongkong China Gas Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 2 1 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01243

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/16/07

pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Hong Kong and China Gas Company Limited

(Stock Code: 0003)

Annual Report 2006

ARLS
12-31-06



Fine-tuning Our Strategy

We gained momentum in 2006 and moved closer to securing a foremost position within the mainland's key utility sectors. We also reached a commercial agreement to establish our first liquefied natural gas plant to boost downstream security of supply to our joint ventures and made headway with efficiency optimisation of our water business projects.

Shaping Our Future

We are now well-placed to benefit from the mainland's clean energy and water policies and fast economic progress. The introduction of natural gas has facilitated gas bill savings for customers in Hong Kong, and this has enhanced our competitiveness at a time when mothballed home ownership scheme apartments are due to be put up for sale in phases during 2007.

Strengthening Our Performance

Towngas is on track to create sustainable shareholder value through growth, operational excellence and synergies of business expansion within the coming year. Solid fundamentals, including a strong balance sheet, management expertise, customer focus and a trustworthy and ethical reputation, are bolstering our goal to become a premier piped city-gas operator and a leading multi-utility group in Asia.

"Go for launch" is gaining speed . . .

Moving Ahead With Our Vision

In Hong Kong, the long-planned-for introduction of cleaner natural gas into our feedstock mix occurred in October 2006. On the mainland, a strategic partnership agreement with one of the country's main piped city-gas companies in December has given us the ability to more rapidly extend our reach.

Upholding Our Commitment

In mainland China, our natural gas activities continued to be underpinned by our growing reputation for supplying a safe and reliable fuel to an ever-expanding piped city-gas network. Back in Hong Kong, a town gas incident in April 2006 led to our further strengthening pipeline integrity and increasing regular inspections as additional public safety reassurance measures. We strongly believe we have now regained the community's trust and confidence.



Contents

Business Highlights

	2006	2005	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,622,648**	1,597,273	+2
Number of Customers per km of Mains	**524**	518	+1
Installed Capacity, thousand m^3 per hour	**511**	502	+2
Peak Hourly Demand, thousand m^3	**470**	492	-4
Town Gas Sales, million MJ	**27,034**	27,261	-1
Number of Employees as at 31st December	**1,912**	1,901	+1
Number of Customers per Employee	**849**	840	+1
Financial			
Revenue, HK million dollars	**13,465**	9,351	+44
Profit attributable to Shareholders, HK million dollars	**5,863**	5,281	+11
Dividends, HK million dollars	**1,928**	1,936	–
Shareholders			
Issued Shares, million of shares	**5,509**	5,509	–
Shareholders' Funds, HK million dollars	**20,694**	16,416	+26
Earnings per Share, HK cents	**106.4**	94.9	+12
Dividends per Share, HK cents	**35.0**	35.0	–
Shareholders' Funds, HK dollars per share	**3.76**	2.98	+26
Number of Shareholders as at 31st December	**11,985**	11,780	+2

Five-Year Summary

Town Gas Sales
Company (million MJ)


30,000
25,000
20,000
15,000
10,000
5,000
0
02
03
04
05
06
Residential
Commercial
Industrial

Number of Customers per Employee Company


900
800
700
600
500
400
300
200
100
0
02
03
04
05
06

Profit Attributable to Shareholders (HK$ million)


6,000
5,000
4,000
3,000
2,000
1,000
0
02
03
04
05
06

Dividends
(HK$ million)


2,100
1,800
1,500
1,200
900
600
300
0
02
03
04
05
06

Chairman's Statement



"The Group's business continued to develop steadily in 2006 ...... and the Board of Directors anticipates a satisfactory development for the Group's overall businesses in 2007."

The Year's Results

The Group's business continued to develop steadily in 2006. Profit after taxation attributable to shareholders of the Group for the year was HK$5,862.6 million, including HK$3,224.4 million arising from the Group's gas business and property rental income - an increase of HK$162.6 million as compared with 2005. Profit after taxation attributable to shareholders from the sale of properties, together with a revaluation surplus from an investment property, amounted to HK$2,638.2 million for the year.

Profit after taxation attributable to shareholders of the Group for the year included approximately HK$1,779.4 million, which represented the Group's share of profits arising from the sale of units at Grand Waterfront, Grand Promenade and King's Park Hill property development projects, and HK$858.8 million, which represented the Group's share of a revaluation surplus from an investment property, the International Finance Centre complex. In comparison, the Group's share of profits from sale of properties was HK$1,621.5 million, and its share of a revaluation surplus from the investment property was HK$598.1 million, for 2005. After excluding both profit from the sale of properties and also the revaluation surplus from the investment property, earnings per share for the year amounted to HK 58.5 cents compared to HK 55.0 cents for 2005.

During the year under review, the Group invested HK$2,296.8 million in pipelines and facilities in Hong Kong and the mainland, including those relating to the introduction of natural gas to Hong Kong.

Gas Business in Hong Kong

A slower pace of completion and occupancy of new residential units, compounded by higher temperatures during the year, led to a decrease of 2.3 per cent in the volume of residential gas sales compared with 2005, whilst the volume of commercial and industrial gas sales increased by 1.1 per cent. Total volume of gas sales in Hong Kong for the year decreased slightly by 0.8 per cent compared with 2005. As at the end of 2006, the number of customers was 1,622,648, an increase of 25,375 over 2005.

Introduction of Natural Gas to Hong Kong

Since October 2006, with the introduction of natural gas from the Guangdong Liquefied Natural Gas ("LNG") Terminal to Hong Kong, the Group has been using a dual naphtha and natural gas feedstock mix for the production of town gas. The grand opening of the natural gas receiving station at Tai Po gas production plant was held in November 2006. The Group has contracted to take natural gas at a price currently lower than naphtha which helps reduce production costs thus enhancing the competitiveness of the gas tariff. Fuel savings are being passed on to customers through the existing fuel cost adjustment mechanism. In addition, the introduction of natural gas also helps protect the environment.

The Group has a 3 per cent interest in the Guangdong LNG Terminal project (the "Project"). The official commissioning ceremony of the first phase of the Project was hosted by Chinese Premier Wen Jiabao and Australian Prime Minister John Howard on 28th June 2006. LNG for the Project is supplied from Australia. The Group has signed a 25-year supply contract for natural gas, facilitating stable costs over the long term.

Acquisition of Panva Gas Holdings Limited

On 4th December 2006, the Company, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire the Group's equity interests in ten mainland piped city-gas companies and take assignment of shareholder loans of these companies. Panva Gas would then issue approximately 773 million new shares to the Group. Relevant resolutions were unanimously approved in the respective extraordinary general meetings of Panva Gas and Enerchina. Since the completion of the transaction on 1st March 2007, the Group has become the largest shareholder of Panva Gas by acquiring an approximately 43.97 per cent equity interest. On a combined basis, the Group and Panva Gas have 60 piped city-gas projects on the mainland. Panva Gas also has liquefied petroleum gas businesses in 15 mainland cities. The transaction represents a significant milestone in consolidating the Group's position as a premier piped gas operator on the mainland.

Business Development in Mainland China

During the year, the Group reached a new milestone in diversifying its business on the mainland. Following investment in the water supply and wastewater sector starting in 2005, the Group successfully entered the energy upstream arena in 2006 by participating in the development of emerging energy projects, such as coalbed gas and natural gas liquefaction, thus further expanding the Group's business scope on the mainland. Having built up a well-established base, the Group's piped city-gas and other related businesses also continued to expand during the year.

In 2006, the Group acquired its first coalbed gas joint venture project in Shanxi province where the country's largest reserve of coalbed gas resources is located. As the components of coalbed gas are similar to those of natural gas, this can be developed as a major alternative source of energy to help alleviate the country's temporary energy shortages and environmental pollution. The Group also concluded a joint venture agreement during the year to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. This project will provide an additional gas source for piped city-gas projects.

In 2006, the Group signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. Inclusive of Panva Gas, the Group now has 60 piped city-gas projects in mainland cities across eastern, central, northern, northeastern, western and southwestern China as well as in Guangdong and Shandong provinces. The joint ventures' gradual conversion to natural gas has boosted demand for this fuel. The Group's investment and operation of upstream projects will help provide new gas sources for these piped city-gas projects. Since the implementation of the state plan of transmitting natural gas from Sichuan province to eastern China and Shandong province, and an increase in the quantity of imported LNG, the Group's mainland projects are projected to thrive within the next three years.

The Group's high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province continue to operate smoothly. This kind of midstream investment underpins downstream joint venture projects which enable the Group to strengthen its piped city-gas market interests. The Group is also developing other natural gas-related businesses such as natural gas filling stations for automobiles and supply of LNG for heavy duty trucks.

Since entry into the water supply and wastewater business sector on the mainland in 2005, the Group has been operating water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and managing an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing economic prosperity and expansion of population are boosting demand for clean water sources. The central government is opening up the water utility market, thus expanding business opportunities in this sector. Leveraging its rich experience in the construction, management and operation of pipelines, the Group will continue to seek opportunities to develop water projects in other cities.

Inclusive of Panva Gas, the Group currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector. Diversification is rapidly transforming the Group into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

Environmentally-friendly Energy Businesses

The landfill gas project at the North East New Territories landfill site developed by a subsidiary of ECO Energy Company Limited ("ECO"), which is wholly-owned by the Group, is progressing well. Installation work of a landfill gas treatment facility was completed at the end of 2006 and operational tests will soon be concluded. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed. The plant expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007. Using landfill gas effectively will help limit depletion of oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

ECO's liquefied petroleum gas filling station business is progressing well. With recovery in the domestic economy during the year, ECO achieved growth in turnover.

Pipelaying Projects

In order to cope with the demand arising from city developments in Hong Kong, several substantial pipelaying projects are currently under way. Construction of a 24 km transmission pipeline in the eastern New Territories to augment the capability and reliability of gas supply is progressing smoothly. In order to receive natural gas from the Guangdong LNG Terminal, the Group has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. Both the pipeline and stations have now been commissioned and since October 2006, the Guangdong LNG Terminal has been supplying natural gas via the submarine pipelines to Hong Kong. Natural gas is used to partially replace naphtha as feedstock for the production of town gas.

Property Developments

Pre-sale of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, commenced in late August 2006. Take-up was good. The project consists of five residential apartment buildings, providing 1,782 units with a residential floor area of approximately 1.2 million square feet. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. The commercial area is approximately 150,000 square feet. An occupation permit for the project was issued in late 2006. By the end of December 2006, approximately 630,000 square feet of the residential floor area had been sold.

The Group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. This project provides 2,020 units, with a total floor area of approximately 1.7 million square feet of which approximately 1.3 million square feet had been sold by the end of December 2006. Residential occupancy started in early 2006, and the whole project has yielded substantial returns for the Group.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are fully let. The business of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place which provide approximately 400 six-star guestrooms and 520 serviced suites respectively, is highly successful.

Company Award

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2006 Chinese Business 500 listing and was ranked fifth in Hong Kong.

Employees and Productivity

The number of employees engaged in the town gas business was 1,912 at the end of 2006. Compared with 2005, the number of customers for the year increased by 25,375 and overall productivity rose by 1.0 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$613 million for 2006, a slight decrease of HK$2 million compared with 2005. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Bonus Issue of Shares

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 14th May 2007. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 21st May 2007, and if passed, share certificates will be posted on 22nd May 2007.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 14th May 2007. Including the interim dividend of HK 12 cents per share paid on 23rd October 2006, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2007 after bonus share issue shall not be less than that for 2006.

Business Outlook for 2007

The Company has not increased its basic gas tariff for the past nine years. Nevertheless the Company has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, and the signing of a long-term contract to take natural gas when international oil prices were comparatively low, bringing a lower feedstock cost, the Company has been able to lower its gas tariff to the benefit of customers and enhance its competitiveness in the energy market, thus promoting future business development.

The Company anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2007. The Group's mainland business is expected to further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007. The Board of Directors anticipates a satisfactory development for the Group's overall businesses in 2007.

LEE Shau Kee
Chairman
Hong Kong, 19th March 2007

Highlights of the Year

Inception of Towngas' first coalbed gas liquefaction facility in partnership with Shanxi Jincheng Anthracite Coal Mining Group Co Ltd


煤层气液化合资合作项

Inauguration of Xi'an piped city-gas joint venture, our largest investment to date and gateway to northwest China




煤氣
Towngas

Commissioning ceremony, officiated by Donald Tsang, Chief Executive of the Hong Kong Special Administrative Region, heralding introduction of natural gas as partial feedstock

Strategic partnership with Panva Gas, a milestone for our mainland piped city-gas business creating synergies for faster expansion




煤氣
Towngas
百江燃氣控股有限公司
Panva Gas Holdings Limited
百江燃氣控股有限公司





James Kwan, Executive Director and Chief Operating Officer, receiving Company of the Year 2006 award from Steve Featherstone, President of Institution of Gas Engineers and Managers, UK

Board of Directors



From left to right

FRONT ROW

David Li Kwok Po

Lee Shau Kee
Chairman

Liu Lit Man

BACK ROW

James Kwan Yuk Choi

Alfred Chan Wing Kin

Colin Lam Ko Yin

Lee Ka Kit

Ronald Chan Tat Hung

Leung Hay Man

Lee Ka Shing

Biographical Details of Directors

Dr. LEE Shau Kee
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.),
Chairman & Non-executive Director
Aged 78. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited, The Bank of East Asia, Limited, Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Kingslee S.A. ("Kingslee"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer, Riddick, Kingslee, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 and 58 of this Annual Report for details). Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LIU Lit Man G.B.S., J.P., F.I.B.A.,
Independent Non-executive Director
Aged 77. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is the Executive Chairman of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited), Chairman of both Liu Chong Hing Investment Limited and Chong Hing Insurance Company Limited (formerly known as Liu Chong Hing Insurance Company Limited) and a Director of COSCO Pacific Limited. Mr. Liu was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is a Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, a Manager of Liu Po Shan Memorial College, a Director of New Asia College of the Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder of Chiu Chow Association Secondary School.

Mr. LEUNG Hay Man
F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Independent Non-executive Director
Aged 72. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development and Henderson Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 and 58 of this Annual Report for details).

Mr. Colin LAM Ko Yin
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.,
Non-executive Director
Aged 55. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 33 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong and is a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Hong Kong Ferry (Holdings) Company Limited, a Director of Henderson Development Limited ("Henderson Development"), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 and 58 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po
G.B.S., O.B.E., J.P., M.A., Hon. LL.D (Cantab), Hon. D.Soc.Sc., F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Grand Officer of the Order of the Star of Italian Solidarity, Officier de la Légion d'Honneur,
Independent Non-executive Director
Aged 67. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Dr. Li is also a Director of PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently a Member of the Banking Advisory Committee. He is also a Member of the Council of the Treasury Markets Association. He is a Member of the Legislative Council and a Non-official Member of the Executive Council of the Hong Kong Special Administrative Region. Dr. Li received the Business Person of the Year Award under the Hong Kong Business Awards 2006.

Mr. LEE Ka Kit

Non-executive Director

Aged 43. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"). Henderson Land Development, Henderson Investment and Henderson Development have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 and 58 of this Annual Report for details). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 35. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"), Managing Director of Miramar Hotel and Investment Company, Limited, Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 57 and 58 of this Annual Report for details). Mr. Lee is a Member of the Ninth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Ninth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Alfred CHAN Wing Kin

B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,

Managing Director

Aged 56. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. Mr. Chan is the Chairman of Panva Gas Holdings Limited. He is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. Mr. Chan is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2006-2007. Mr. Chan received the Executive Award under the Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006.

Mr. Ronald CHAN Tat Hung

F.C.P.A., F.C.C.A., F.C.M.A., F.C.P.A. (Aust.), F.C.I.S., M.H.K.S.I.,

Executive Director and Company Secretary

Aged 63. Mr. Chan joined the Company as the Chief Accountant in 1973. He was promoted to the Financial Controller and Company Secretary in 1980 and was appointed to the Board of Directors of the Company as the Finance Director in 1988 and as the Executive Director in 1995. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also a Director of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China. Mr. Chan is a director of the companies for four major prime property development projects at Grand Promenade, Grand Waterfront, Airport Railway Hong Kong Station and King's Park Hill. He has more than 37 years' experience in the utilities' business and finance in Hong Kong.

Mr. James KWAN Yuk Choi

J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,

Executive Director and Chief Operating Officer

Aged 55. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Executive Vice President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. Mr. Kwan is a Director of Panva Gas Holdings Limited. He is currently a member of the Gas Safety Advisory Committee of the Hong Kong Special Administrative Region and was President of the Institution of Gas Engineers, UK in 2000/2001 and the Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Member of the Eleventh Nanjing Committee of the Chinese People's Political Consultative Conference.

Executive Committee



From left to right

Alfred Chan Wing Kin
Managing Director

Ronald Chan Tat Hung
Executive Director and
Company Secretary

James Kwan Yuk Choi
Executive Director and
Chief Operating Officer

John Ho Hon Ming
Chief Financial Officer

Margaret Cheng Law Wai Fun
Head – Corporate Human Resources

Peter Wong Wai Yee
Head – China Business

The continuous growth of Xi'an's economy and the local government's promotion of cleaner energy are boosting demand for natural gas to the advantage of our piped city-gas joint venture.



Strengthening our position in mainland China



Mainland China Gas Business

Demand for natural gas is expected to account for 7 per cent of the nation's total primary energy consumption by 2010, driven by rising urban and industrial requirements and government policies seeking to reduce polluting emissions caused by burning of coal. Towngas substantially extended its reach within mainland China in 2006 through a strategic partnership agreement with a leading piped city-gas operator.

Accelerators for Strong Growth

The Group continued its coherent growth strategy during the year and focused on nurturing piped city-gas and water supply and wastewater[1] joint venture (JV) partnerships and developing on-shore liquefied natural gas (LNG) projects as an alternative form of energy supply.

Profit contribution to the Group increased by 46 per cent and turnover rose 65 per cent in 2006, inclusive of water projects.

A major leap forward in sustainable value creation occurred in December 2006 when we agreed to acquire an approximately 45 per cent equity stake in Panva Gas Holdings Limited (Panva Gas), a well-established mainland piped city-gas business, in exchange for ten Towngas piped city-gas projects in Shandong and Anhui provinces. The Group has subsequently appointed four executive directors, including the Chairman, to the board of directors of Panva Gas.

Beautiful Jilin, platform for gas growth in northeast China



Steel mill in Zhangjiagang, the location of Towngas' highest gas-consuming mainland client



The transaction will substantially boost the scale of Towngas' downstream piped gas distribution business by bringing another 25 piped city-gas projects to the Group's JV portfolio. In return, Panva Gas will improve its operational and acquisition competitiveness through injection of Towngas' management expertise, considerable financial resources and technical skills. With the ability to advance much more rapidly in locations where Panva Gas' network is firmly entrenched, such as the southwest and northeast of the country, the Group has gained a flagship vehicle to help leapfrog its previous piped city-gas expansion strategy.

A unified approach towards capital expenditure authorisation, management, audits, vendors, suppliers and service providers will benefit both companies in areas where current and future projects overlap. In addition, Towngas and Panva Gas have become trustworthy partners in the restructuring of state-owned gas enterprises and are renowned for reliability, safety and excellent customer service. All these aspects will help underpin faster development of the Group's mainland business through its newly-acquired capability to leverage synergies of expansion and management.

Piped City-Gas Businesses

Natural gas consumption in downstream domestic piped city-gas markets and from industrial applications is forecast to rise substantially in future years. In line with this prediction, turnover increased by 45 per cent and sales volume rose 51 per cent in 2006. This strengthening position is on track to intensify as the Group's network expands and new JVs are established.

Four further JVs were added to the Group's portfolio during the year. Yuhang, Tongling, and Jintan JVs increased our franchised area in eastern China where gas demand is expected to grow rapidly, especially from the industrial sector. Yingkou JV, our first in Liaoning province, and located within the Yingkou Economic and Technological Development Zone which houses a cluster of energy-thirsty industries, is projected to speed up the Group's development in the northeast of the country.

[1] See Diversified Businesses for water business in mainland China

Our largest piped city-gas project to date in Xi'an, Shaanxi province, started operating in November 2006, and now serves approximately 600,000 customers. It is already fulfilling expectations as an important stepping stone for business expansion into western China gas markets.

The addition of a further 25 piped city-gas projects following the strategic partnership with Panva Gas brought the Group's total number of piped city-gas projects to 60, spread across 11 provinces and an area of Beijing, at close of deal in March 2007. We are currently in talks with a number of other cities regarding possible collaborative ventures.

Extraction of coalbed methane – producing cleaner-burning energy resource leading to reduction of greenhouse gas emissions



New Energy Businesses

Rapid urbanisation in mainland China, temporary shortages in peak-load power capacity, and a growing impetus to reduce atmospheric pollution are all influencing the push for cleaner burning fuels, particularly natural gas.

Towngas' expansion into two small upstream natural gas projects in 2006, in partnership with companies experienced in this kind of regional gas exploration and production, is well-aligned with the central government's commitment to become more energy-efficient and improve environmental protection. The JV in Shanxi province will make LNG from coalbed methane (CBM); the Yan'an JV in Shaanxi province will supply LNG from natural gas feedstock. Both projects are slated to start production by mid-2008. Each will contribute to reducing pollution and conserving natural resources such as fossil fuels, harness new forms of energy sources to supplement peak demand which existing piped gas supply will be unable to meet for some time to come, and develop an economical fuel for heavy-load vehicles, such as coal and oil transportation and container trucks.

With the full support of provincial authorities and local officials, the JV agreement with Shanxi Jincheng Anthracite Coal Mining Group Co Ltd, signed in October 2006, gives Towngas a 70 per cent stake with a 30 year tenure in a methane liquefaction operation capable of processing up to 250,000 cubic metres per day. Shanxi province has the largest reserves of CBM resources on the mainland, particularly in its Qinshui basin where the project is based.

In the coal mining business, methane gas, pumped from underground seams, is normally flared off on site to the atmosphere to avoid dangerous build-up in the pits. However, this process is both a waste of energy and a creator of greenhouse gas, thus adding to air pollution. In contrast, the liquefaction, storage, sale and distribution of liquefied CBM is environmentally-friendly; tapping methane before coal is excavated will also help lower the number of mine accidents. Towngas will sell coalbed-produced LNG to energy-thirsty, affluent eastern coastal regions. Development of a piped network for transmission of CBM over long distances, as opposed to tanker transport, depending on scale, is also being explored as this is a potential under-exploited business opportunity.

The northern part of Shaanxi province is a rich source of natural gas. Towngas has signed a long-term contract with Shaanxi Zijing Energy Company Limited for a 70 per cent stake in a joint venture which will invest into a natural gas liquefaction facility. Following anticipated completion of the initial stage of the project by mid-2008, annual production is expected to be about 60,000 tonnes. Shaanxi JV will supplement supply to our downstream piped city-gas businesses and will have the capacity to replace diesel, currently used by some 2,000 coal-fleet vehicles in the locality, with more cost-effective and much less-polluting LNG. Potential demand for such fuel in the region is estimated to be around 88,000 tonnes per year.

Other Gas-related Businesses

A further 13 new customer centres opened across mainland cities during the year, bringing our current total of one-stop-shop outlets to 59. These centres continue to set the benchmark for value-added services to gas customers and act as the main showcase for the Group's Bauhinia gas appliance brand.



China Joint Ventures Gas Sales
(million m³)
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06



Bauhinia appliances – safe, reliable, good-value, quality products

Several new Bauhinia products were unveiled at GASEX 2006 held in Beijing in September, all combining stylish elements with user-friendly features. Given the Group's large and rising customer base, substantial growth in sales is projected to continue and ultimately become a successful bottom-line contributor to the Group.

Hong Kong & China Gas Investment Limited (HCIL)

HCIL is the strategic asset management arm of our mainland businesses and helps the Group leverage the huge market potential of the country across highly diversified geographic, cultural and economic environments. Established in 2002, HCIL has an excellent standing with our JVs and the gas industry generally due to its successful management style and supportive approach.

In future, HCIL will work closely with the management of Panva Gas whose mainland headquarters is, like HCIL, located in Shenzhen. Together, the Group will have an even stronger management team which will bring synergies of operation to our combined piped city-gas businesses.

Enhancing and Expanding Professional Competency

HCIL advanced its development strategies for second tier management staff in 2006, particularly through a variety of training schemes. The objective is to ensure the Group has a deep-enough pool of talented and knowledgeable employees ready to seize opportunities and overcome challenges in the years ahead. High priority is given to nurturing the leadership potential of mainland young executives by exposing them to different work environments and culture, especially through an exchange scheme that brings JV employees to Towngas' Hong Kong headquarters for six-monthly attachments.

A further way in which we seek to encourage creative ideas and interactive teamwork of mainland colleagues is through our Superior Quality Services (SQS) scheme, an in-house continuing improvement programme. In 2006, 26 JVs completed over 300 SQS projects. Our technical training programmes also continue to be a role model for the mainland gas industry and help to underpin the Group's growing reputation and influence within the gas profession. Currently, HCIL has two technical training facilities, one located in Guangdong province and the other in Shandong province. Both run courses to enhance professional skills in gas engineering and services.

Towngas' Joint Ventures in Mainland China

(Piped city-gas and water businesses)


32
34
33
31
29
26
28
27
30
24
25
15
10
19
12
21
16
11
13
22
9
8
36
14
7
18
17
23
20
35
1
4
6
3
2
5

		Year of Establishment	Project Investment Rmb million	Registered Capital Rmb million	Equity Share
GAS PROJECTS					
Guangdong Province					
1	Panyu	1994	260	105	80%
2	Zhongshan	1995	240	96	70%
3	Dongyong	1998	132	53	80%
4	Jianke	2002	45	23	100%
5	Shenzhen	2004	2,316	772	30%
6	Shunde	2004	200	100	60%
Central China					
7	Wuhan	2003	1,200	420	50%
Eastern China					
8	Suzhou Industrial Park	2001	245	100	55%
9	Yixing	2001	246	124	80%
10	Taizhou	2002	200	83	65%
11	Changzhou	2003	248	166	50%
12	Nanjing	2003	1,200	600	50%
13	Zhangjiagang	2003	150	60	51%
14	Wujiang	2003	150	60	80%
15	Xuzhou	2004	245	125	80%
16	Danyang	2004	150	60	80%
17	Tongxiang	2003	83	58	76%
18	Huzhou	2004	200	87	95%
19	Maanshan	2003	248	108	50%
20	Anqing	2004	182	73	50%
21	Jintan	2006	150	60	60%
22	Tongling	2006	240	100	70%
23	Yuhang	2006	240	160	50%
GAS PROJECTS					
Shandong Province					
24	Jimo	2001	37	19	90%
25	Laoshan	2002	60	30	60%
26	Zibo	2002	240	106	50%
27	Longkou	2002	84	42	100%
28	Weifang	2003	241	140	50%
29	Jinan	2003	410	390	50%
30	Weihai	2003	245	99	50%
31	Taian	2004	200	80	50%
Northern China					
32	Jilin	2005	247	100	63%
33	Beijing Economic-Technological Development Area	2005	111	44	50%
34	Yingkou	2006	80	40	100%
Northwestern China					
35	Xi'an	2006	1,668	1,000	49%
WATER PROJECTS					
8	Suzhou Industrial Park	2005	3,500	2,123	50%
14	Wujiang	2005	1,500	300	80%
36	Wuhu	2005	700	300	75%

Enhancing quality living with natural gas



The introduction of natural gas as partial feedstock in the town gas production process has enabled us to reduce gas charges, benefiting both residential customers and commercial clients.



Hong Kong Core Business

The basis of mutual trust is communication. This has been the key to regaining the faith society places in the Company to deliver a safe and reliable supply of gas since an unfortunate town gas incident in April of 2006, following which we implemented additional public safety reassurance measures. Fortuitously, we have been able to return the community's support by offering savings to customers on gas bills since October due to harnessing cheaper natural gas as a dual feedstock.

Residential and Commercial Activities

The Company had over 1.6 million residential customers and approximately 15,000 commercial and industrial customers by the end of 2006, a combined growth of 1.6 per cent compared to 2005. However, a maturing domestic market, little new housing supply and an unusually warm year all impacted annual gas sales growth.

Nevertheless, Towngas ended 2006 in a better position within the energy market due to the introduction of natural gas as partial feedstock in the town gas production process. The Company signed a 25 year agreement in 2003 securing a natural gas price at a much lower level than today's naphtha price. This has facilitated reduction in consumers' bi-monthly gas bills by more than 10 per cent since October, and consequently has enabled us to become increasingly competitive as a source of domestic, commercial and industrial fuel.

High-end "Turbo Flame" built-in hob



2006 corporate advertising campaign to promote vision and mission





Marketing made a strong effort during the year to raise community appreciation of Towngas appliances and services through trade shows and promotion campaigns, which should stand us in good stead now that the government's four-year suspension of sale of home ownership scheme flats is due to slacken in 2007. These mothballed apartments will almost certainly be renovated after purchase and are thus projected new opportunities, both for customer growth and gas appliance sales.

Stylish looks and good design are essential features of all our new products. A top-of-the-line built-in-hob, the "Turbo Flame", was unveiled in July, complementing our other high-performance "Super Flame" and "Inner Flame" appliances. Featuring a quality ceramic glass top, sales of the "Turbo Flame" have been encouraging since its launch. We also introduced a convection-type built-in gas oven in 2006 with a state-of-the-art grill to make flame cooking even more enjoyable.

With a lowering of gas charges and more finely-tuned, tailored business proposals, commercial sales held their own against strong market competition during 2006. We were particularly successful in securing partnerships with several large hospitals and hotels to convert their boilers to run on cleaner town gas rather than diesel. Such collaborations are especially satisfying, as conversion not only ensures competitive energy costs for commercial customers but also, more importantly, reduces atmospheric pollution for the community as a whole. A number of new hotels also chose to use town gas for their water heating systems during the year.

Energy-efficient appliances and equipment are in very high demand in the commercial sector generally and the restaurant business is no exception. With this in mind, given effective steaming is so crucial for Chinese cooking, Towngas launched a new high-efficient steamer in April 2006 that has since been very well received by the trade.

The annual Best of the Best Culinary Awards competition is co-organised by Towngas and the Hong Kong Tourism Board. Last October the public was encouraged to participate in this contest showcasing the creativity and talent of local chefs by voting for their favourite dish. Building on this publicity, Towngas Cooking Centre (TCC) then invited the winners of this prestigious catering award to conduct demonstration classes. These workshops proved very popular and ideally complimented TCC's "Great Chef - Famous Restaurant" programme, which was started in 2006 to generate greater interest in cooking local and international cuisine at the fine dining level in the home.

Results of Towngas Service Pledge 2006

		Results
Reliability	Uninterrupted gas supply (over 99.99%)	**99.994%**
	In case of supply interruption on account of maintenance or engineering work (3 days prior notification)	**100%**
	Restoration of gas supply within 12 hours	**100%**
Safety	Emergency Team arrived on site within 30 minutes (at 90% of the times)[1]	**93.66%**
Appointments	Availability of maintenance and installation services within 2 working days	**Average 1 day**
Speed and Convenience	Customer Service Hotline (calls answered within 4 rings)	**96.70%**
	Connect or disconnect gas supply within 1 working day	**100%** (upon customer's request)
	Deposit refunded at Customer Centres (2 hours after disconnection of gas supply)	**99.92%** (upon customer's request)
Service Quality	Efficiency[2]	**8.74**
	Courteous and friendly attitude[2]	**8.77**
Handling Suggestions	Reply within 3 working days	**100%**
	Resolution, or a statement of when the matter will be resolved, within 2 weeks	**100%**

1. Average 19.91 minutes, taking into account all incidents which require Towngas personnel to arrive at the scene immediately, whether the incidents are gas related or not.
2. The result was based on monthly surveys conducted from January to December 2006 by an independent research company. Our target is to exceed a score of eight out of ten.

Number of Customers
Company (Thousand)



1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
02
03
04
05
06

Service Initiatives

We devoted considerable resources during 2006 to enhancing our services over a range of functions and departments. Three further Customer Centres were renovated throughout the year and relocated to sites with higher traffic for the added convenience of customers. Each has a welcoming and contemporary design, including an innovative "spa corner", and all are already generating more business and raising Towngas' profile within their local neighbourhood.

Advancements in gas appliances generally, and our more proactive safety efforts to encourage replacement rather than mere repair of less energy- and environmentally-efficient models, helped to trim on-demand maintenance requests from customers by 10 per cent in 2006 as compared with 2005. This decrease was underpinned by self-initiated visits, on top of our rolling 18-month Regular Safety Inspection cycle, to homes known to have older-type appliances, such as flueless or open-flue water heaters.

Several Towngas employees were honoured for their professionalism in June with a Distinguished Salesperson Award from the Hong Kong Management Association. We also attribute the fall in the number of complaints by 15 per cent for 2006 as a testament to the caring attitude of our front-line staff, be they in sales outlets, working on busy hotlines, or visiting customers' homes and premises.

Furthermore, our regular customer feedback surveys for the year continued to record an upward movement in satisfaction for our installation and maintenance services. Our highly-trained technicians, who undertake this work, also played a vital role during 2006 in encouraging an increase in the disposal of old appliances in a sustainable way instead of users sending them to landfills.

Many initiatives we take are the result of listening to what our customers tell us and then working out schemes to meet their suggestions. For instance, we introduced a more reader-friendly bill invoice in 2006 following implementation of a high-speed digital printing process, and we made it easier to settle gas bills by offering a greater range of credit cards for autopay transactions and the possibility to pay at convenience stores.

Best of the Best competition chef demonstrating his skills



Gas Supply

In October, we celebrated the momentous achievement of introducing natural gas into our feedstock mix, realising long-planned-for emission reductions and a cheaper gas price for customers. These successes underpinned on-going development of the gas network to enhance system integrity. In contrast, a serious gas incident in April led to one of the most challenging and testing periods we have ever experienced in terms of emergency-handling and crisis management.

Revenue per Employee

Company (HK$ thousand)


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06

Number of Customers per km of Mains
Company


530
520
510
500
490
480
470
460
450
02
03
04
05
06

Natural gas feedstock

The introduction of natural gas as partial feedstock into our main Tai Po gas production plant has brought substantial benefits to customers since October 2006. Not only have we been able to achieve noticeable savings on gas bills but long-term gas supply is also now more reliable as we are no longer dependent on one type of fuel to make town gas.

Towngas uses LNG from Australia brought by ocean-going tankers to the Guangdong LNG terminal in Shenzhen, just north of the Hong Kong-mainland China border. There it undergoes gasification and is then transported through a pair of 34 km, 450mm-diameter high-pressure submarine pipelines to Tai Po receiving station, where all associated facilities were tested and commissioned in the third quarter of 2006.

Now that delivery of natural gas to our Tai Po plant is assured, it is the Company's intention to increase utilisation of this cleaner fuel in the production process as expeditiously as possible. Therefore, we have started to build a natural gas pipeline link from our main receiving station at Tai Po to our secondary plant in Kowloon so we can introduce this cleaner fuel into the feedstock mix there as well.

Network expansion

Piped town gas is integral to a quality lifestyle in Hong Kong and the Company recognises it has a public duty to ensure it meets the expectations of the community in this respect. In the last two decades there has been huge population growth in parts of the New Territories, creating an urgent need to enhance availability and reliability of supply.

In 2006, we upgraded the Company's grid control centre in our headquarters building by installing state-of-the-art monitoring equipment. Ensuring the most efficient management of gas supply possible for our customers is essential, given the total length of Hong Kong's town gas pipeline network stood at around 3,236 km by year's end.

The 24 km Eastern Transmission Pipeline (ETP) project is making good progress and is scheduled for completion in 2007. Once commissioned, the eastern part of the New Territories will have a ring-feed network system in place that will improve security of supply. Meanwhile, to ensure similar long-term benefits, work began in 2006 to loop the major pipeline system serving the western New Territories. Towngas is also closely coordinating with government departments and other organisations on network expansion required to cope with the proposed South East

Towngas Network in Hong Kong


Guangdong LNG Terminal
Sheung Shui
Fanling
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Chuen Lung
Ma On Shan
Sai Kung
Tai Lam Kok
Tsuen Wan
Sha Tin
Tsing Yi
MTK PLANT
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Kwun Tong
Tseung Kwan O
Tai Ho
Tung Chung
Wong Nai Chung
Chai Wan
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure town gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant

Kowloon Development strategy, a regeneration project for Hong Kong's old airport site and surrounding areas.

Gas incident and subsequent initiatives

In April 2006, an explosion occurred inside an older Hong Kong residential apartment block due to an accumulation of gas in a void beneath the lift lobby, resulting in two fatalities and a number of injuries.

Immediately following this unfortunate incident, Towngas made every effort, including practical assistance, to help residents of the building re-adjust to their changed circumstances. An emergency restoration fund was quickly established to top up insurance compensation or other government relief and assist in renovation of the building.

The whole Company was mobilised to identify the causes of the accident, to ensure nothing like this ever happens again, and to rebuild the confidence of the public towards the gas utility. We do believe that we have a duty to learn as much as we can from the



Safe working practices for pipe replacement

occurrence, embed the lessons learnt, and turn experience into action to further improve gas safety.

The investigation is still under legal jurisdiction. Meanwhile, as a directly-related outcome, Towngas is now in the process of replacing all its medium pressure ductile iron pipes over 20 years old and has increased seepage detection on these kinds of pipes from three to six times annually. As a further precaution, we have also made a comprehensive underground void survey of residential buildings and a sample survey of commercial and industrial complexes, and sealed all openings leading to voids so as to block possible gas entry passages.

Other initiatives include updating our electronic network mapping system with information on buildings where voids have been identified, passing this data on to the Fire Services Department (FSD) as part of a co-ordination strategy, and arranging to immediately inform FSD of the location of any building voids in proximity to any reported underground gas leaks.

Employees and change development

In the last few years the Company's graduate trainee programme has seen rapid changes. Six-monthly secondments to the mainland now immerse these young men and women into our rapidly growing China business sectors, as we focus not only on enhancing skills and technical proficiency but also on creating a more structured approach to talent management.

The Company is reinforcing a Towngas Leadership Competencies (TLC) project. Directed at very high-level staff, TLC will integrate tailored training and development solutions relating to leadership and entrepreneurial capabilities as a long-term project aimed at maximising potential both professionally and personally.

A leadership development and mobility programme was launched in 2006 to identify, assess and nurture managers and executives with a view to sustaining future business growth and generating competitive advantage throughout the Group. A main aspect of this scheme is to ensure we have a pool of quality staff ready to manage change and foster creativity at all levels of leadership, as and when needed.

Our Superior Quality Service (SQS) programme continued to flourish and produce remarkable results in 2006. More than 800 employees worked on 70 projects during the year, generating over HK$20 million in tangible benefits. Innovative thinking helped to improve product features, enhance procedural efficiency and create value-added customer services.

Several workshops were held over 2006 with other SQS teams from Hong Kong businesses and selected JVs. One of our SQS teams also shared their findings with participants at the 28th China National QC Convention held in Nanjing in September 2006. The project presented was chosen by the organising committee as members were impressed by the results of the SQS study which considered the potential of recycling old appliances rather than sending to landfills.



Employee volunteers teaching children English through new "Cooking for Fun" programme

Town Gas Sales per Employee
Company (million MJ)


15
12
9
6
3
0
02
03
04
05
06

In November, the government presented our Technical Training Centre (TTC) with a certificate in appreciation of Towngas' training and employment of young people through our long-standing apprenticeship programme. Since then, one TTC apprentice has won the coveted "Outstanding Apprentice Awards 2006", organised by the Vocational Training Council, and the opportunity to go on a fact-finding study mission to Singapore.

Throughout 2006, TTC continued to provide training for all our JV General Managers and technical staff before they took up their posts on the mainland, offer network and utilisation training for JVs, and deliver train-the-trainer programmes to support the training centres in Guangdong and Shandong. A key way the Group maintains conformity of standards with Hong Kong practices across all its China businesses is through dissemination of TTC-designed e-learning software, so JVs have access to the most up-to-date information on technical skills, knowledge and safety procedures.

Corporate Social Responsibility

Towngas held a charity campaign to mark the beginning of Dragon Boat festivities in May, including a competition to wrap rice dumplings to promote the value of family relationships with prizes for creativity, taste and parent-child teamwork. More than 120,000 dumplings were distributed to the elderly and needy, prepared during school campus promotions and by legislative and district council members and volunteers.



Supporting the needs of senior citizens through group activities

Another much-loved event, the Mid-Autumn festival, is always associated with mooncakes in Chinese society. Towngas' Mooncake for the Community programme has been running for over six years now with many volunteer staff, business associates, community partners and others working together to make these favourite delicacies for distribution to senior citizens throughout Hong Kong. In 2006, 68,000 mooncakes were delivered, including those made by over 20 children from our newly-launched English-learning cooking workshop.



International Festival of Inclusive Arts, a multi-media event drawing together people from all walks of life

Under the caring expertise of Towngas Cooking Centre tutors and employee volunteers, Cooking for Fun English classes started in May 2006, in collaboration with the Social Welfare Department (SWD). With the guidance of SWD, Towngas is now helping 1,200 underprivileged children, mainly new immigrants, to boost their self-confidence, widen their social circle and enhance their enthusiasm for learning English.

In December, we were also delighted to be able to sponsor, for the first time, the International Festival of Inclusive Arts, organised by the Health, Welfare and Food Bureau and the Arts with the Disabled Association Hong Kong. Through arts exhibitions, symposia, music events and multi-media workshops, people with and without disabilities were brought together, creating a sense of harmony and inclusiveness that as a company we feel is very worthwhile promoting within the community.

In the second quarter of 2006, we established a dedicated office to synchronise the activities of our District Council Focus Teams, rather than work on an event-driven, ad hoc basis. This re-organisation has resulted in better-focused gatherings with District Councils (DCs) and District Offices (DOs), creating more timely awareness of Towngas' new initiatives and services and a more accountable channel for passing on community matters regarding the gas utility. We have been much encouraged by the DCs' and DOs' response to these arrangements and fully intend to build on our growing relationship in a positive and supportive manner in the months and years to come.

Niche gas-related businesses, such as our landfill gas utilisation project at the North East New Territories landfill site, increase efficiency of our operations and improve the lifestyle of public.



Diversifying for a better way of life



Diversified Businesses

Towngas has long embraced diversification into related niche businesses so as to capitalise on core skills and knowledge and create value by opening up new investment opportunities. We look especially for synergies that can harness our expertise in gas supply, pipeline construction and customer services.

ECO Energy

Gas sales volume from our five liquefied petroleum gas (LPG) vehicle refilling stations remained steady throughout 2006. Most trade comes from Hong Kong's 18,000 taxis, which run on environmentally-friendly LPG as opposed to diesel, and an increasing number of public light buses. A new pricing formula was implemented in March 2006 that permits pump tariff adjustments in a timelier manner, which has facilitated more predicable sales performance.

ECO's large North East New Territories (NENT) landfill gas utilisation project is now at the final testing stage. Both the on-site treatment facility and a 19 km, 400 mm-diameter pipeline linked to the Company's main gas production plant at Tai Po were completed in 2006. Full commissioning is expected by mid-2007. Rather than flaring off the landfill gas, methane, a by-product created in the decomposition of waste, will be captured and processed to a usable form. The treated gas will then be piped to Tai Po for use as fuel to produce town gas.

The recovery of energy from landfill gas brings significant environmental benefits, particularly improvements in air quality and energy conservation. As a result, ECO is looking for similar opportunities to harness normally flared-off methane at other landfill sites.

Towngas Telecom (TGT)

Towngas Telecom continued to leverage Towngas' extensive gas pipeline network during 2006 by laying fibre optic cables in existing gas pipes, resulting in lower capital telecom installation costs and rapid expansion. These are uniquely advantageous aspects for TGT not available to other local operators.



U-Tech using multi-utilities duct approach to minimise disruptive road work

Business is steadily building up with a strong recurring income base. TGT gained more quality customers throughout the year, providing high bandwidth network, Internet and data centre services to global and local carriers, mobile phone operators, Internet Service Providers, hotels, universities, government and other corporations. Since launching "tgconnect intelligent home services" in 2006, several premier property projects have incorporated this high-tech feature into their developments, one of which has also installed TGT's first infotainment system, a collaborative venture with Microsoft and other business partners.

As the telecom market in the mainland is rapidly expanding, future development strategies in conjunction with the Group's gas and water JVs are now under consideration.

U-Tech

U-Tech flourished in 2006 as appreciation of its expertise and quality work continued to grow. The large building services installations, which U-Tech project managed at the Group's Grand Waterfront residential development, passed regulatory inspections in November. The subsidiary's success in handling this enormous above-ground scheme has boosted U-Tech's brand name and helped to further strengthen its business reach.

U-Tech's mega water pipe undertaking in the New Territories for the Water Supplies Department is progressing smoothly. In addition, U-Tech is now planning a sectional rehabilitation of two 1,400 mm-diameter water pipes at Fanling, part of a raw water trunk mains supply source from mainland China, which is almost certainly the biggest trenchless insertion project for water pipe rehabilitation to be contemplated to date in Hong Kong. U-Tech also extended its horizons in 2006 to the neighbouring enclave of Macau, where it is now involved in designing and installing LPG systems for the burgeoning hotel and casino business.

Property Developments

Pre-sale of the Grand Waterfront property development, located at Ma Tau Kok south plant site, commenced in late August 2006. An occupancy permit was issued in November and by the end of December, 630,000 square feet, from a total residential floor area of around 1.2 million square feet, had been sold. The project consists of five apartment buildings providing 1,782 units, each with high-quality fixtures and fittings and linked to Towngas Telecom's fibre optic system. The Group is entitled to 73 per cent of the net sales proceeds of the residential portion of the project. Approximately 150,000 square feet have been allocated for commercial purposes.

The Group also has a 50 per cent interest in the Grand Promenade property development at Sai Wan Ho. This complex provides 2,020 units covering a total floor area of about 1.7 million square feet, of which 1.3 million square feet had been sold by the end of 2006. The apartments are fully fitted out with Towngas appliances and the project has gained an award for its compliance with environmental protection standards in engineering, construction and finishing. Residential occupancy started in early 2006, and the property is now yielding substantial returns.

The two office towers and the shopping mall of the International Finance Centre (IFC) are fully let. The related hotel complex, comprising the Four Seasons Hotel which has 400 six-star guestrooms and Four Seasons Place which provides 520 serviced suites, is very popular and business is strong. The Group has an approximately 15.8 per cent interest in IFC.

Water Supply and Wastewater Treatment in Mainland China

Shortage of potable water and insufficient sewage disposal systems are encouraging the central government to invest in, and open up, the mainland's water sector. This is presenting good opportunities for business growth especially within expanding urban areas. Towngas' operational and management experience, good municipal relationships and growing brand image, honed through our piped city-gas businesses, are a perfect foundation for developing the country's water supply infrastructure.

Grand Waterfront, the height of quality living



Modern water treatment facilities in Suzhou



During 2006, the Group's water business experienced a healthy turnover from a current base of approximately 400,000 customers. Demand and coverage potential will continue to intensify as we further extend our network of water supply pipelines in the years ahead. In addition, the prevailing water tariff, which is currently relatively low, is projected to gradually rise as the central government seeks to conserve water resources and develop fresh water facilities.

Towngas has three water business projects in hand. Our water JVs in Wujiang, Jiangsu province and Wuhu, Anhui province concentrated on enhancing operations and engineering expertise and optimising plant efficiency during 2006, under a consultancy agreement with Berlinwasser International, a renowned German water company.

Suzhou Industrial Park (SIP), Jiangsu province, location of the Group's largest water investment project, is a benchmark model for end-to-end integration of water supply and sewage treatment operations. SIP is highly attractive to foreign investors, due to its proximity to Shanghai and good quality infrastructure, and has become one of the mainland's most successful economic industrial parks. With high GDP growth and an above-average per capita income, SIP has an assured need for fresh water and sewage treatment facilities which the Group's JV has exclusive rights to operate for 30 years.

Both Wujiang and SIP are in areas where we have already established piped city-gas JVs. These partnerships are therefore in a good position to gain from synergies of location and better use of resources which are placing these JVs in the vanguard as pioneers of nascent one-stop-shop water and gas utility businesses.

The Group is now ready to take on new water projects. With effective management, prospects for this new diversified business look extremely promising.

Improving safety and the environment


煤氣公司引進天然氣啟動儀式
煤氣

With a drop in greenhouse gas emissions in the town gas production process following introduction of environmentally-friendly natural gas as partial feedstock, Towngas is helping to improve Hong Kong's air quality.



Health, Safety and the Environment

The Company sought to raise gas safety awareness to new levels within the community in 2006, and furthered its commitment to reduce atmospheric pollution by starting to use cleaner natural gas as partial feedstock for producing town gas. Safety and environmental enhancements within our mainland JVs also received close attention during the year.

Health and Safety in Hong Kong

During 2006, Towngas held a number of educational sessions for various agencies, associations, district councils and government departments regarding public gas safety, prevention of gas leaks and readiness for emergency situations. These presentations were well-supported with user-friendly literature and promotional tools. By the end of the year under review, 1,900 personnel had attended the talks, including representatives from 14 District Council's Fire Safety Committees and from some major property management companies. Similar programmes are in hand for housing and occupational safety groups.

In-house, the Company's corporate emergency plan was substantially enhanced with improvements made to communications, IT hardware and software support. Safety documents were also revised, a guideline on fire and explosion prevention and protection introduced, and our emergency operation centre upgraded. To augment our preparedness for any future gas crises, a table top exercise was organised for the corporate emergency management team in November.

Occupational health and safety are kept at the forefront of employees' minds partly through an annual competition and safety and environmental day, held in June and December respectively during 2006. In August, a seminar was also arranged for contractors to heighten their safety awareness and knowledge. The Accident Frequency Rate for 2006 was 0.59 for every 100,000 person-hours worked, and the Injury Traffic Accident Rate was 3.39 for every 100 vehicles. Third party damage to underground gas pipes dropped from 17 to 13 cases year-on-year.

Safety first with
regular pipe surveys



Sharing safety experiences with representatives and professional practitioners from various local and overseas organisations is also an important facet of our corporate risk management strategy. Towngas staff presented a paper on safety culture at an international conference held in Hong Kong in 2006, and took part in a number of local safety and health forums.

Environmental Sustainability in Hong Kong

Natural gas is more environmentally-friendly than other fossil fuels since it emits lower levels of harmful pollutants into the atmosphere, such as carbon dioxide (CO_2), nitrogen oxides (NOx) and sulphur oxides (SOx). CO_2 is a main greenhouse gas so any cutback in CO_2 emissions combats global warming and slows down climate change. NOx is a main component of smog-forming haze, whilst both NOx and SOx reacting with water vapour create acid rain.

Although using naphtha to produce town gas is a very clean process, the Company recorded a fall in CO_2, SOx and NOx emissions between October and December 2006 after it introduced natural gas as partial feedstock replacement for naphtha. This change in the feedstock mix is expected to ultimately reduce overall emissions of CO_2 by 26 per cent, SOx by 40 per cent and NOx by 42 per cent in the next few years.

We furthered our environmental protection commitment in other ways as well during 2006. In January for instance, we arranged a two-day eco-tour to Guangdong province for contractors and dealers to enhance their environmental awareness, and in December the Company became a Green Participant of the Federation of Hong Kong Industries 1-1-1-Programme (One Factory–One Year–One Environmental Project) with the target of lessening pollution in Hong Kong and the Pearl River Delta region. In June, our environmental credentials were acknowledged by the Hong Kong Sustainable Communications Association when we were crowned Energy Champion for the third year running. The Company was also awarded the Gold Wastewi$e logo in 2006 for the fifth time in recognition of our on-going waste reduction measures.


Tree Planting Challenge

Tree planting to help reduce climate change

One of Towngas' major sustainability aims is to increase appreciation for the conservation of natural resources within the community so as not to compromise the needs of future generations. In February, the Company joined with the Conservancy Association to sponsor training of eco-tour guides to show people around Long Valley, an outstanding area of wetland bird habitat and traditional farming in the New Territories. During the same month, a Towngas team also completed a Green Power Hike to help fund the teaching of green issues within the education sector. March and October saw staff taking part in the World Wide Fund's Walk for Nature series, while in April our U-Tech team won the Friends of the Earth's tree planting challenge in the corporate category. In a new strategy, we also sponsored a local theatre group to take an environmental road show round 60 secondary schools, from October 2006 to January 2007.

HSE in Mainland China

To maintain and enhance safety standards, all our JVs place continuing emphasis on raising awareness and technical skills of employees. Throughout 2006, each JV general manager undertook a monthly safety inspection of one of 12 areas identified for particular attention, such as gas plant operation or fire safety management. This scheme will become a regular practice from now on. In addition, over 30 mainland employees were certified as safety engineers during the year.

Singing contest to nurture green awareness





To further develop and instil a culture of safety, our first JV Gas Safety and Occupational Safety Quiz was held in 2006. The grand finale in November proved a nail-biting event that resulted in Wuhan JV coming in as overall winner, followed by Xuzhou JV, Weifang JV and Qingdao Dongyi JV as 1st, 2nd and 3rd runners-up.

A comprehensive safety and risk management auditing system for our piped city-gas JVs was launched in April 2006, with 21 audits completed to date. A risk assessment exercise taken place in April also enabled 23 water treatment plants, under the management of Hua Yan Water business, to substantially enhance their chlorine-handling safety standards.

To underpin all these initiatives, a technical instruction on permit-to-work system was circulated to all JVs in February, a business risk self-assessment guideline distributed in May, and an improved incident reporting system implemented in August. New corporate emergency plans for our piped city-gas and water businesses are also now in place to further standardise the Group's crisis management procedures.

Raising fire prevention, detection and emergency handling awareness was an equal priority for 2006. We would like to pay tribute to FSD, who ran, for the second time, a five-day Gas Safety and Fire Fighting train-the-trainer course for 27 JV safety personnel in May. In addition, more than 120 senior mainland government fire services officials and JV employees attended our seminar held in Nanjing in October, co-organised with FSD, Institution of Fire Engineers (Hong Kong Branch), Guangdong Fire Protection Association and Jiangsu Fire Protection Association.

Besides enhancing safety standards, the Group is also working to support the central government's environmental and energy improvement policies. Our main strategy to date has been the introduction and marketing of cleaner natural gas by our piped city-gas JVs to homes and business enterprises, where consumption is continuing to increase. In 2006, we made an additional step to expand our environmental footprint by

Environmental Performance Table

All legal requirements relating to environmental protection were fully complied with

Ozone Layer Protection	99.8% of our vehicle air conditioning systems now operate with refrigerant R134A All BCF portable fire extinguishers have been replaced by dry powder extinguishers
Air Quality	Total NOx output was 6.82 kg / TJ of town gas Total SOx output was 0.03 kg/ TJ of town gas Total CO_2 output was 14.44 metric tones/TJ town gas
Greenhouse Gas Emission	Annual total greenhouse gas emissions of 391,062 metric tonnes in terms of CO_2 equivalent
Water Quality	Total waste water output was 6.44 m^3 / TJ of town gas
Chemical Waste	Total chemical waste output was 0.57 kg/ TJ of town gas
Noise	All installations and operations complied with the statutory requirements No noise abatement notice has ever been received


BUREAU VERITAS Certification

Certification

WUHAN NATURAL GAS COMPANY LIMITED

STANDARD

OHSAS 18001:1999

02 JANUARY, 2007

Wuhan JV's OHSAS 18001 certification, a testament to international standards

investing in a facility to make LNG from coalbed methane in Shanxi province, which will eventually help to reduce greenhouse gas emissions and cut atmospheric pollution.

The Group's decision to focus on city water projects is also a further move on the road to strengthening the mainland's environmental protection initiatives. By building on the central government's proactive approach to reforming the water sector, and taking action to improve all three of our existing water JVs during 2006, we are gradually starting to make a difference to both quality and supply of clean water to urban customers.

Financial Resources Review

Liquidity and Capital Resources

As at 31st December 2006, the Group had a net current borrowings position of HK$807 million (31st December 2005: HK$4,374 million) and long-term borrowings of HK$5,609 million (31st December 2005: HK$2,425 million). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million (31st December 2005: HK$1,891 million), net current fund as at 31st December 2006 amounted to HK$869 million (net current debt as at 31st December 2005: HK$2,483 million). In addition, banking facilities available for use amounted to HK$4,681 million (31st December 2005: HK$2,234 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity and banking facilities. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

As at 31st December 2006, the Group's borrowings amounted to HK$8,178 million (31st December 2005: HK$8,282 million). All bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$5,577 million (31st December 2005: HK$2,370 million) were long-term bank loans while HK$2,521 million (31st December 2005: HK$5,835 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2006, a subsidiary of the Group in the mainland China had a finance lease of HK$80 million (31st December 2005: HK$77 million) equivalent for a portion of its pipeline with instalment payment up to 2009. As at 31st December 2006, the maturity profile of the Group's borrowings was 31 per cent within 1 year; 20 per cent within 1 to 2 years and 49 per cent within 2 to 5 years (31st December 2005: 71 per cent within 1 year and 29 per cent within 2 to 5 years).

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The gearing ratio net borrowing / (shareholders' funds + net borrowing) for the Group as at 31st December 2006 remained healthy at 24 per cent (31st December 2005: 29 per cent). After taking into account of a portfolio of financial assets at fair value through profit or loss of HK$1,676 million as at 31st December 2006 (31st December 2005: HK$1,891 million), the net gearing ratio net debt / (shareholders' funds + net debt) stood at 19 per cent (31st December 2005: 23 per cent).

On 15th February 2006, the Group took advantage of the ample liquidity in the Hong Kong bank market and concluded a HK$3 billion unsecured 5-year syndicated term and revolving loan facilities to refinance its shorter maturity existing loans and finance the general corporate funding requirements at a low benchmark pricing for corporations in Hong Kong.

Contingent Liabilities

As at 31st December 2006, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies (31st December 2005: HK$840 million).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and the mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in the mainland China are however predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2006, the investments in securities amounted to HK$2,524 million (31st December 2005: HK$2,659 million). The performance of the Group's investments in securities was satisfactory.

Five-Year Financial Statistics



Earnings and Dividends per Share
(HK$)
1.2
1.0
0.8
0.6
0.4
0.2
0
02
03
04
05
06
Earnings per Share
Dividends per Share



Revenue and Gas Sales
(HK$ million)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06
Revenue (Excluding Property Sales)
Property Sales
Gas Sales



Property, Plant, Equipment and Leasehold Land
(HK$ million)
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
02
03
04
05
06
Property, Plant, Equipment and Leasehold Land
Accumulated Depreciation



Capital Expenditures
(HK$ million)
3,000
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06
Capital Expenditures
Depreciation and Amortisation

2006 Financial Analysis

Analysis of Revenue


30% Gas Sales (Residential)
25% Gas Sales (Commercial)
7% Gas Sales (Industrial)
25% Property Sales
7% Others
6% Equipment Sales

Analysis of Expenditures


45% Fuel Cost
3% Customer Service
5% Corporate Administration
5% Network
15% Cost of Property Sold
14% Marketing & Equipment Costs
7% Other Production Costs
6% Others

Comparison of Ten-Year Results

	2006	2005	2004
Highlights (Company)			
Number of Customers as at 31st December	**1,622,648**	1,597,273	1,562,278
Town gas Sales, million MJ	**27,034**	27,261	27,137
Installed Capacity, thousand m³ per day	**12,260**	12,050	11,210
Maximum Daily Demand, thousand m³	**6,279**	6,614	6,694
Revenue & Profit	**HK$'M**	HK$'M	HK$'M
Revenue	**13,465.3**	9,350.9	8,154.0
Profit before Taxation	**6,804.2**	5,920.4	3,922.7
Taxation	**(914.6)**	(628.6)	(623.0)
Profit after Taxation	**5,889.6**	5,291.8	3,299.7
Minority Interests	**(27.0)**	(10.4)	(12.9)
Profit Attributable to Shareholders	**5,862.6**	5,281.4	3,286.8
Dividends	**1,928.1**	1,935.7	1,966.7
Assets & Liabilities			
Property, Plant, Equipment & Leasehold Land	**12,864.7**	11,067.0	8,969.9
Intangible Asset	**48.6**	45.8	–
Associated Companies	**3,457.0**	2,060.9	1,206.7
Jointly Controlled Entities	**5,815.0**	5,197.5	1,709.5
Available-for-Sale Financial Assets	**848.5**	768.0	624.3
Other Non-Current Assets	**100.7**	–	–
Current Assets	**13,028.2**	10,457.7	8,584.0
Current Liabilities	**(7,141.0)**	(8,182.5)	(4,182.6)
Non-Current Liabilities	**(7,803.5)**	(4,570.1)	(2,022.9)
Net Assets	**21,218.2**	16,844.3	14,888.9
Capital & Reserves			
Share Capital	**1,377.2**	1,377.2	1,403.7
Share Premium	**3,907.8**	3,907.8	3,907.8
Reserves	**14,141.7**	9,863.9	8,001.0
Proposed Dividend	**1,267.0**	1,267.0	1,291.4
Shareholders' Funds	**20,693.7**	16,415.9	14,603.9
Minority Interests	**524.5**	428.4	285.0
Total Equity	**21,218.2**	16,844.3	14,888.9
Earnings per Share, HK Dollar	**1.06**	0.95	0.58
Dividends per Share, HK Dollar	**0.35**	0.35	0.35
Dividend Cover	**3.04**	2.73	1.67

2003	2002	2001	2000	1999	1998	1997
1,520,166	1,470,738	1,407,408	1,329,161	1,265,354	1,206,236	1,149,441
27,002	26,641	26,564	26,057	24,687	23,943	23,906
11,000	11,000	11,000	11,000	11,000	11,000	11,000
5,848	5,695	5,530	5,650	5,786	5,164	4,687
HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M
7,288.8	6,878.0	6,857.4	6,650.9	5,842.3	5,426.6	5,583.8
3,799.7	3,581.0	3,656.9	3,579.1	3,322.0	3,074.6	2,639.1
(735.2)	(523.7)	(470.0)	(445.8)	(423.3)	(422.9)	(362.9)
3,064.5	3,057.3	3,186.9	3,133.3	2,898.7	2,651.7	2,276.2
(13.6)	(9.6)	(4.2)	(2.3)	(0.2)	4.2	7.1
3,050.9	3,047.7	3,182.7	3,131.0	2,898.5	2,655.9	2,283.3
1,975.2	1,991.8	1,830.5	1,798.1	1,642.4	1,511.9	1,384.4
9,644.3	9,324.2	11,862.6	11,635.9	11,439.8	11,265.9	11,160.7
–	–	–	–	–	–	–
2,703.8	2,539.8	2,460.2	2,440.1	2,625.5	2,337.0	1,989.3
2,558.9	241.6	208.7	25.0	–	–	–
861.3	1,651.9	1,490.2	627.7	446.2	414.5	383.5
–	–	–	–	–	–	–
5,991.4	6,420.0	4,398.4	8,546.2	6,802.4	7,203.3	5,649.7
(3,203.7)	(2,539.3)	(2,194.5)	(2,122.3)	(1,050.6)	(1,947.0)	(870.8)
(1,852.0)	(1,688.1)	(896.3)	(1,025.4)	(960.7)	(914.2)	(1,072.1)
16,704.0	15,950.1	17,329.3	20,127.2	19,302.6	18,359.5	17,240.3
1,410.9	1,422.7	1,300.9	1,284.4	1,177.1	1,079.7	984.4
3,907.8	3,907.8	4,037.1	4,165.5	4,283.2	4,334.7	4,431.2
9,864.8	9,189.2	10,665.7	13,445.7	12,712.2	11,908.3	10,864.8
1,298.0	1,308.9	1,196.9	1,181.6	1,082.9	993.5	905.6
16,481.5	15,828.6	17,200.6	20,077.2	19,255.4	18,316.2	17,186.0
222.5	121.5	128.7	50.0	47.2	43.3	54.3
16,704.0	15,950.1	17,329.3	20,127.2	19,302.6	18,359.5	17,240.3
0.54	0.54	0.53	0.51	0.47	0.42	0.38
0.35	0.35	0.32	0.29	0.26	0.24	0.22
1.54	1.53	1.74	1.74	1.76	1.76	1.65

Report of the Directors

The Directors have pleasure in submitting to shareholders their Report and the Audited Accounts for the year ended 31st December 2006 which are to be presented at the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 21st May 2007.

Principal Activities

The principal activities of the Group continue to be the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The particulars of the principal subsidiaries are shown on pages 118 to 120 of this Annual Report. Revenue and contribution to operating profit are mainly derived from activities carried out in Hong Kong and mainland China.

Results and Appropriations

The results of the Group for the year ended 31st December 2006 are set out in the consolidated income statement on page 66 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 23rd October 2006 and the Directors recommend a final dividend of HK 23 cents per share payable on 22nd May 2007 to shareholders whose names are on the register of members on 14th May 2007.

Bonus Issue of Shares

The Directors recommend a bonus issue of shares on the basis of one bonus share for every ten existing shares held by the shareholders of the Company whose names are on the register of members on 14th May 2007. The bonus issue is subject to the conditions and trading arrangements set out in the circular despatched together with this annual report.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 52 and 53 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 34 to the Accounts.

Property, Plant and Equipment

Movements in property, plant and equipment of the Group and the Company including the details of property under development are shown in Note 16 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 32 to the Accounts.

Borrowings

Particulars of the borrowings of the Group are provided in Note 30 to the Accounts.

Events After Balance Sheet Date

Details of the events after balance sheet date of the Group are described in Note 38 to the Accounts.

Financial Assistance and Guarantees to Affiliated Companies

As at 31st December 2006, the Group has provided financial assistance to certain of its associated companies and jointly controlled entities (collectively, "the affiliated companies") totalling HK$4,110 million, representing approximately 19 per cent of the Group's net assets. Pursuant to rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), a combined balance sheet of the affiliated companies and the Group's attributable interests as at 31st December 2006 is set out below:

	Combined Balance Sheet HK$ Million	Group's attributable interests HK$ Million
Non-Current Assets	40,827	8,565
Current Assets	4,442	1,978
Current Liabilities	(21,268)	(4,450)
Non-Current Liabilities	(4,364)	(1,326)
Net Assets	**19,637**	**4,767**
Share Capital	1,658	838
Reserves	17,978	3,929
Minority Interests	1	-
Total Equity	**19,637**	**4,767**

Particulars of the financial assistance and committed capital injection for the affiliated companies are shown in Notes 20, 21 and 36 to the accounts.

Charitable Donations

Charitable donations made by the Group in 2006 amounted to HK$1,470,000 (2005: HK$4,452,000, of which HK$3,351,000 was donated for the purpose of Southeast Asia tsunami relief).

Directors

At the Annual General Meeting held on 19th May 2006, Dr. Lee Shau Kee, Mr. Liu Lit Man, Dr. The Hon. David Li Kwok Po and Mr. Ronald Chan Tat Hung were re-elected as Directors of the Company. Mr. Leung Hay Man , Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing held office throughout the year.

According to the Company's Articles of Association, one-third of the non-executive directors and one-third of the executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing, non-executive directors, and Mr. Alfred Chan Wing Kin, an executive director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Details of these directors proposed for re-election are set out in the circular sent together with this Annual Report.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 13 and 14 of this Annual Report.

Disclosure of Interests

A. Directors

As at 31st December 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares (Long Positions)

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,203,861,776 (Note 5)		2,207,087,950	40.07
	Mr. Liu Lit Man	1,778,681				1,778,681	0.03
	Dr. The Hon. David Li Kwok Po	15,000,000				15,000,000	0.27
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,203,861,776 (Note 4)	2,203,861,776	40.01
	Mr. Alfred Chan Wing Kin	102,825*				102,825*	0.00
	Mr. James Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,203,861,776 (Note 4)	2,203,861,776	40.01
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 (Note 6)		9,500	95
	Mr. Lee Ka Kit				9,500 (Note 6)	9,500	95
	Mr. Lee Ka Shing				9,500 (Note 6)	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 (Note 7)		95	100
	Mr. Lee Ka Kit				95 (Note 7)	95	100
	Mr. Lee Ka Shing				95 (Note 7)	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 (Note 8)		2	100
	Mr. Lee Ka Kit				2 (Note 8)	2	100
	Mr. Lee Ka Shing				2 (Note 8)	2	100
Panva Gas Holdings Limited	Dr. Lee Shau Kee			772,911,729 (Note 9)		772,911,729	80.65
	Mr. Lee Ka Kit				772,911,729 (Note 9)	772,911,729	80.65
	Mr. Lee Ka Shing				772,911,729 (Note 9)	772,911,729	80.65

* These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.

Disclosure of Interests (continued)

A. Directors (continued)

Save as mentioned above, as at 31st December 2006, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. Substantial Shareholders and Others (Long Positions)

As at 31st December 2006, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders	Disralei Investment Limited (Note 1)	1,159,024,597	21.04
(a person who is entitled to	Timpani Investments Limited (Note 1)	1,643,249,599	29.83
exercise, or control the exercise	Henderson Investment Limited (Note 1)	2,119,415,545	38.47
of, 10% or more of the voting	Kingslee S.A. (Note 1)	2,119,415,545	38.47
power at any general meeting)	Henderson Land Development Company Limited (Note 1)	2,119,415,545	38.47
	Henderson Development Limited (Note 2)	2,123,382,017	38.55
	Hopkins (Cayman) Limited (Note 3)	2,203,861,776	40.01
	Riddick (Cayman) Limited (Note 4)	2,203,861,776	40.01
	Rimmer (Cayman) Limited (Note 4)	2,203,861,776	40.01
Persons other than	Macrostar Investment Limited (Note 1)	476,165,946	8.64
Substantial Shareholders	Medley Investment Limited (Note 1)	484,225,002	8.79

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.

Save as mentioned above, as at 31st December 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,119,415,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 67.94% of total issued shares in HI.
2. Henderson Development Limited ("HD") beneficially owned 57.80% of the total issued shares of HLD. Of these 2,123,382,017 shares, 2,119,415,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.
3. Of these 2,203,861,776 shares, 2,123,382,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").
4. These 2,203,861,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.
5. These 2,203,861,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

Disclosure of Interests (continued)

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
9. Hong Kong & China Gas (China) Limited ("HK&CG(China)"), a wholly-owned subsidiary of the Company, was deemed to have acquired 772,911,729 shares in Panva Gas Holdings Limited ("Panva Gas") by virtue of its entering into a conditional agreement with Panva Gas and the Company on 4th December 2006 pursuant to which Panva Gas agreed to acquire certain shares and shareholder loans in 8 wholly-owned subsidiaries of HK&CG(China) in consideration of the allotment and issue of 772,911,729 shares in Panva Gas to HK&CG(China). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts

No contracts of significance in relation to the Group's business to which any controlling shareholder of the Company or any of its subsidiaries was a party, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the year-end or at any time during the year.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Own Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 23.2 per cent and 52 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 60 to 64 of this Annual Report.

Public Float

As at the date of this report, being also the latest practicable date prior to the issue of this Annual Report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditor

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

Lee Shau Kee
Chairman

Hong Kong, 19th March 2007

Corporate Governance Report

The Board is committed to maintaining good corporate governance. The Board believes that good corporate governance principles and practices should emphasize on accountability and increase in transparency and thus will enable its stakeholders, including shareholders, investors, customers, suppliers, employees and the community, to have trust and faith in the Group to take care of their needs and to fulfill its social responsibility.

Code on Corporate Governance Practices

During the year ended 31st December 2006, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Below are the corporate governance principles and practices adopted by the Group.

Board of Directors

Board Composition

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance. The Board has three Executive Directors and seven Non-executive Directors. Three of the seven Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Company considers that all Independent Non-executive Directors are independent in accordance with the guidelines set out in rule 3.13 of the Listing Rules. Biographical details of the Directors and relevant relationships among them are set out on pages 13 and 14 of this Annual Report.

According to the Articles of Association of the Company, one-third of the Non-executive Directors and one-third of the Executive Directors are subject to retirement by rotation at every annual general meeting. Subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2008.

The selection and appointment of a Director are determined by the full Board. Proposed new Directors are selected based on skills and experience that, in the opinion of the Directors, will enable them to make a positive contribution to the performance of the Board. The Board also reviews its composition to ensure the Board has a balance of knowledge and experience appropriate for the requirements of the business of the Group.

Newly appointed Director will meet with other fellow Directors, and receive a comprehensive, formal and tailored induction, so as to ensure that he has a proper understanding of the operations and businesses of the Group and that he is fully aware of his responsibilities under statute and common law, the Listing Rules and other regulatory requirements. Important updates are provided to Directors when necessary to ensure that they are aware of the business and regulatory environment in which the Group conducts its business.

Appropriate insurance cover on Directors' liabilities has been in force to protect the Directors of the Group from their risk arising from the businesses of the Group.

Board of Directors (continued)

Chairman of the Board and Managing Director

The Chairman of the Group is Dr. Lee Shau Kee and the Managing Director is Mr. Alfred Chan Wing Kin. The roles of Chairman and Managing Director are separate and not performed by the same individual. The Chairman is responsible for providing leadership to, and overseeing, the functioning of the Board and, with the support of Executive Directors and the Company Secretary, seeking to ensure that all Directors are properly briefed on issues arising at board meetings and that they receive adequate and reliable information in a timely manner. The Managing Director is responsible for managing the business of the Group and leading the management team to implement the strategies and objectives adopted by the Board. Their respective responsibilities are clearly established and set out in writing.

Board Meetings

The Board meets regularly at least four times a year at approximately quarterly intervals. The Directors can attend meetings in person or through other electronic means of communication in accordance with the Articles of Association of the Company.

During the year ended 31st December 2006, the Board met four times. Among many other topics, it discussed matters relating to the re-appointment of Directors.

Regular Board meetings of the year are scheduled in advance and at least 14 days' notice is given to all Directors so as to give them an opportunity to attend. Board papers are circulated not less than three days before the Board meetings to enable the Directors to make informed decision on matters to be raised at the Board meetings. All Directors are given an opportunity to include matters in the agenda for Board meetings. In addition, Directors at all times have full and timely access to all information on the Group and may take independent professional advice at the Company's expense whenever deemed necessary by the Directors.

The attendance record of each member of the Board during the year ended 31st December 2006 is set out below:

Directors	No. of Meetings Attended / Held	Attendance Rate
Non-executive Directors		
Dr. LEE Shau Kee (Chairman)	4/4	100%
Mr. Colin LAM Ko Yin	4/4	100%
Mr. LEE Ka Kit	4/4	100%
Mr. LEE Ka Shing	4/4	100%
Independent Non-executive Directors		
Mr. LIU Lit Man	3/4	75%
Mr. LEUNG Hay Man	4/4	100%
Dr. The Hon. David LI Kwok Po	4/4	100%
Executive Directors		
Mr. Ronald CHAN Tat Hung	4/4	100%
Mr. Alfred CHAN Wing Kin	4/4	100%
Mr. James KWAN Yuk Choi	4/4	100%

Board of Directors (continued)

Directors' Securities Transactions

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they fully complied with the required standard set out in the Model Code throughout the year.

Directors' Responsibility for the Accounts

The Directors acknowledge their responsibility for preparing the accounts of the Group and ensuring that the preparation of the accounts of the Group are in accordance with statutory requirements and applicable accounting standards. The Directors shall ensure the publication of the Group's accounts in a timely manner.

The statement of the Auditor of the Company about their reporting responsibilities on the accounts of the Group is set out in the Independent Auditor's Report on page 65 of this Annual Report.

Board Committees

The Board has appointed the following Board committees to oversee particular aspects of the Company's affairs:

Audit Committee

The Audit Committee was formed in May 1996. During the year ended 31st December 2006, the members of the Audit Committee were Dr. The Hon. David Li Kwok Po (Chairman of the Audit Committee), Mr. Liu Lit Man, and Mr. Leung Hay Man (all of whom were Independent Non-executive Directors). At least one of the Audit Committee members has the appropriate professional qualification or accounting or related financial management expertise as required by the Listing Rules.

The principal duties of the Audit Committee include reviewing the Company's current financial standing, considering the nature and scope of audit reports, and ensuring internal control systems operate in accordance with applicable standards and conventions. The Company has adopted written terms of reference for the Audit Committee, which clearly defined the role, authority and function of the Audit Committee.

The Audit Committee held two meetings during the year ended 31st December 2006. The following is a summary of work of the Audit Committee during 2006:

- review of the financial reports for 2005 annual results and 2006 interim results;
- recommendation to the Board, for the approval by shareholders, of the re-appointment of PricewaterhouseCoopers as the external Auditor and approval of their remuneration;
- determination of the nature and scope of the audit;
- review of the financial and accounting policies and practices of the Company; and
- review of the effectiveness of the Company's internal control, financial control and risk management system.

Board Committees (continued)

Audit Committee (continued)

The attendance record of each Audit Committee member during the year ended 31st December 2006 is set out below.

Directors	No. of Meetings Attended / Held	Attendance Rate
Dr. The Hon. David LI Kwok Po (Chairman)	2/2	100%
Mr. LIU Lit Man	2/2	100%
Mr. LEUNG Hay Man	2/2	100%

Remuneration Committee

The Company established a Remuneration Committee on 7th September 2005. The Remuneration Committee is chaired by the Chairman Dr. Lee Shau Kee with Mr. Liu Lit Man and Dr. The Hon. David Li Kwok Po (both Independent Non-executive Directors) as members.

The principal duties of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management (who are also executive directors of the Company) and reviewing the special remuneration packages of all executive directors by reference to corporate goals and objectives resolved by the Board from time to time. The Company has adopted written terms of reference for the Remuneration Committee, which clearly defined the role, authority and function of the Remuneration Committee.

The Company does not operate any share option scheme. The emoluments of Directors are based on the duties and responsibilities of each Director. The Directors' fees were reviewed by the Remuneration Committee. The Remuneration Committee found the fees reasonable in view of the Directors' responsibilities and, on its recommendation, the Board approved the fees remained at the same level for 2007: each Director's fee at the rate of HK$130,000 per annum; in the case of the Chairman an additional fee at the rate of HK$130,000 per annum; and in the case of each member of the Audit Committee an additional fee at the rate of HK$100,000 per annum.

During the year ended 31st December 2006, the Remuneration Committee held its meeting once to review the above matters. The attendance record of each Remuneration Committee member during the year ended 31st December 2006 is set out below.

Directors	No. of Meetings Attended / Held	Attendance Rate
Dr. LEE Shau Kee (Chairman)	1/1	100%
Mr. LIU Lit Man	1/1	100%
Dr. The Hon. David LI Kwok Po	1/1	100%

Board Committees (continued)

Other Board Committees

Two Board Committees, namely Investment Committee of the Retirement Schemes and Treasury Committee, were set up to deal with specific matters delegated by the Board. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policy. The Treasury Committee reviews, advises and formulates strategies related to treasury and investment activities of the Group.

Auditor's Remuneration

For the year ended 31st December 2006, the total remuneration in respect of statutory audit services provided by the Company's external auditor, PricewaterhouseCoopers, amounted to HK$5.0 million. During the year, payment to PricewaterhouseCoopers in respect of non-audit services, including taxation services and interim results review services provided to the Group amounted to HK$1.8 million.

Internal Control

The Board is responsible for maintaining sound and effective internal control systems for the Group in order to safeguard the Group's assets and shareholders' interests, as well as for reviewing the effectiveness of such systems. The Board will from time to time conduct a review of the Group's internal control system. During the year ended 31st December 2006, the Board through the Audit Committee reviewed the overall effectiveness of the Company's system of internal control over financial, operational and compliance issues, risk management process, information systems security, scope and quality of the management's monitoring of risks and the effectiveness of financial reporting and compliance with the Listing Rules. The Board concluded that in general, the Group has set up a sound control environment and installed necessary control mechanisms to monitor and correct non-compliance.

Independent Auditor's Report

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 66 to 120, which comprise the consolidated and company balance sheets as at 31st December 2006, and the consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit and solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of the affairs of the Company and of the Group as at 31st December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19th March 2007

Consolidated Income Statement

for the year ended 31st December 2006

	Note	2006 HK$'M	2005 HK$'M
Revenue	5	**13,465.3**	9,350.9
Operating profit before returns on investments	6	**5,169.1**	3,314.8
Investment income	7	**527.2**	338.2
Operating profit		**5,696.3**	3,653.0
Interest expense	8	**(310.2)**	(114.6)
Share of profits less losses of associated companies		**1,102.0**	699.0
Share of profits less losses of jointly controlled entities		**316.1**	1,683.0
Profit before taxation	9	**6,804.2**	5,920.4
Taxation	12	**(914.6)**	(628.6)
Profit for the year		**5,889.6**	5,291.8
Attributable to:			
Shareholders of the Company		**5,862.6**	5,281.4
Minority interests		**27.0**	10.4
		5,889.6	5,291.8
Dividends	14	**1,928.1**	1,935.7
Earnings per share – basic and diluted, HK cents	15	**106.4**	94.9

The notes on pages 71 to 120 form part of these accounts.

Consolidated Balance Sheet

as at 31st December 2006

	Note	2006 HK$'M	2005 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	16	**12,385.9**	10,604.5
Leasehold land	17	**478.8**	462.5
Intangible asset	18	**48.6**	45.8
Associated companies	20	**3,457.0**	2,060.9
Jointly controlled entities	21	**5,815.0**	5,197.5
Available-for-sale financial assets	22	**848.5**	768.0
Retirement benefit assets	23	**36.1**	-
Other non-current assets		**64.6**	-
		23,134.5	19,139.2
Current assets			
Property under development for sale	24	**-**	579.8
Completed property for sale		**1,147.7**	-
Inventories	25	**934.2**	921.3
Trade and other receivables	26	**4,153.2**	2,104.2
Loans to associated companies	20	**2,991.7**	2,221.0
Loans to jointly controlled entities	21	**283.3**	1,154.2
Housing loans to staff		**80.5**	102.8
Financial assets at fair value through profit or loss	27	**1,675.6**	1,891.0
Time deposits over three months	28	**31.3**	8.7
Time deposits up to three months, cash and bank balances	28	**1,730.7**	1,474.7
		13,028.2	10,457.7
Current liabilities			
Trade and other payables	29	**(3,737.9)**	(1,747.5)
Provision for taxation		**(834.5)**	(577.8)
Borrowings	30	**(2,568.6)**	(5,857.2)
		(7,141.0)	(8,182.5)
Net current assets		**5,887.2**	2,275.2
Total assets less current liabilities		**29,021.7**	21,414.4
Non-current liabilities			
Customers' deposits		**(1,013.2)**	(982.3)
Deferred taxation	31	**(1,131.3)**	(1,072.7)
Retirement benefit liabilities	23	**-**	(16.1)
Borrowings	30	**(5,609.2)**	(2,424.8)
Loans from minority interests		**(49.8)**	(74.2)
		(7,803.5)	(4,570.1)
Net assets		**21,218.2**	16,844.3
Capital and reserves			
Share capital	32	**1,377.2**	1,377.2
Share premium	33	**3,907.8**	3,907.8
Reserves	34	**14,141.7**	9,863.9
Proposed dividend	34	**1,267.0**	1,267.0
Shareholders' funds		**20,693.7**	16,415.9
Minority interests		**524.5**	428.4
Total equity		**21,218.2**	16,844.3

Approved by the Board of Directors on 19th March 2007

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 71 to 120 form part of these accounts.

Balance Sheet

as at 31st December 2006

	Note	2006 HK$'M	2005 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	16	**8,039.2**	7,802.0
Leasehold land	17	**261.2**	258.7
Subsidiaries	19	**307.7**	247.2
Jointly controlled entities	21	**849.3**	98.1
Available-for-sale financial assets	22	**14.9**	12.5
Retirement benefit assets	23	**36.1**	–
		9,508.4	8,418.5
Current assets			
Inventories	25	**792.6**	818.2
Trade and other receivables	26	**1,291.2**	1,632.1
Amounts due from subsidiaries	19	**10,864.3**	12,751.8
Loans to associated companies	20	**12.1**	107.8
Amounts due from jointly controlled entities	21	**4.5**	–
Housing loans to staff		**80.5**	102.8
Financial assets at fair value through profit or loss	27	**49.6**	81.4
Time deposits up to three months, cash and bank balances	28	**472.9**	227.3
		13,567.7	15,721.4
Current liabilities			
Trade and other payables	29	**(659.5)**	(765.9)
Amounts due to subsidiaries	19	**(5,801.5)**	(3,460.5)
Amount due to an associated company	20	**(20.7)**	–
Provision for taxation		**(457.0)**	(523.0)
Borrowings	30	**(632.0)**	(4,817.0)
		(7,570.7)	(9,566.4)
Net current assets		**5,997.0**	6,155.0
Total assets less current liabilities		**15,505.4**	14,573.5
Non-current liabilities			
Customers' deposits		**(1,013.0)**	(982.3)
Deferred taxation	31	**(1,021.9)**	(997.3)
Retirement benefit liabilities	23	**–**	(16.1)
Borrowings	30	**(2,550.0)**	(2,350.0)
		(4,584.9)	(4,345.7)
Net assets		**10,920.5**	10,227.8
Capital and reserves			
Share capital	32	**1,377.2**	1,377.2
Share premium	33	**3,907.8**	3,907.8
Reserves	34	**4,368.5**	3,675.8
Proposed dividend	34	**1,267.0**	1,267.0
		10,920.5	10,227.8

Approved by the Board of Directors on 19th March 2007

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 71 to 120 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2006

	Note	2006 HK$'M	2005 HK$'M
Net cash from operating activities	39	**4,578.6**	3,097.2
Investing activities			
Receipt from sale of property, plant and equipment		**1.0**	15.5
Receipt from disposal of leasehold land		**-**	1.3
Purchase of property, plant and equipment		**(2,281.0)**	(2,332.9)
Payment for leasehold land		**(15.8)**	(62.4)
Payment for property under development		**(34.6)**	(24.0)
Increase in investments in associated companies		**(352.4)**	(73.2)
Increase in loans to associated companies		**(1,188.8)**	(318.9)
Repayment of loans by associated companies		**468.1**	227.7
Increase in investments in jointly controlled entities		**(830.2)**	(1,577.0)
Increase in loans to jointly controlled entities		**(864.2)**	(679.8)
Repayment of loans by jointly controlled entities		**1,678.3**	398.2
Acquisition of further interest in a subsidiary	40	**(7.4)**	(116.9)
Consolidation of a subsidiary		**8.0**	-
Deconsolidation of a subsidiary to a jointly controlled entity		**-**	(38.5)
Sale of available-for-sale financial assets		**22.5**	51.3
Sale of financial assets at fair value through profit or loss		**2,781.7**	2,451.2
Purchase of available-for-sale financial assets		**(9.5)**	(241.9)
Purchase of financial assets at fair value through profit or loss		**(2,445.3)**	(3,154.5)
(Increase)/ decrease in time deposits over three months		**(22.3)**	23.9
Interest received		**313.2**	158.6
Dividends received from investments in securities		**44.5**	34.3
Dividends received from an associated company		**23.8**	11.1
Dividends received from jointly controlled entities		**794.8**	4.2
Net cash used in investing activities		**(1,915.6)**	(5,242.7)
Financing activities			
Shares repurchased	34	**-**	(1,681.2)
(Decrease)/ increase in loans from minority interests		**(27.0)**	20.0
Capital injection by minority interests		**23.7**	144.4
Increase in borrowings		**9,303.1**	10,912.8
Repayment of borrowings		**(9,426.4)**	(5,538.9)
Interest paid		**(359.3)**	(129.0)
Dividends paid	34	**(1,928.1)**	(1,953.0)
Dividends paid to minority interests		**(5.5)**	-
Net cash (used in)/ from financing activities		**(2,419.5)**	1,775.1
Increase/ (decrease) in cash and cash equivalents		**243.5**	(370.4)
Cash and cash equivalents at 1st January		**1,465.6**	1,840.0
Effect of foreign exchange rate changes		**11.2**	(4.0)
Cash and cash equivalents at 31st December		**1,720.3**	1,465.6
Analysis of the balances of cash and cash equivalents			
Cash and bank balances		**653.9**	537.5
Time deposits up to three months		**1,076.8**	937.2
Bank overdrafts		**(10.4)**	(9.1)
		1,720.3	1,465.6

The notes on pages 71 to 120 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2006

	Attributable to shareholders of the Company HK$'M	Minority interests HK$'M	Total HK$'M
Total equity as at 1st January 2006	**16,415.9**	**428.4**	**16,844.3**
Revaluation surplus of available-for-sale financial assets transferred to equity	**69.4**	**-**	**69.4**
Capital reserve	**69.0**	**1.2**	**70.2**
Exchange differences	**212.1**	**16.8**	**228.9**
Net income recognised directly in equity	**350.5**	**18.0**	**368.5**
Profit for the year	**5,862.6**	**27.0**	**5,889.6**
Total recognised net income for the year	**6,213.1**	**45.0**	**6,258.1**
Capital injection	**-**	**23.7**	**23.7**
Consolidation of a subsidiary	**-**	**40.0**	**40.0**
Acquisition of further interest in a subsidiary	**-**	**(7.1)**	**(7.1)**
Revaluation surplus of available-for-sale financial assets removed on disposals	**(7.2)**	**-**	**(7.2)**
Dividends paid	**(1,928.1)**	**-**	**(1,928.1)**
Dividends paid to minority interests	**-**	**(5.5)**	**(5.5)**
Total equity as at 31st December 2006	**20,693.7**	**524.5**	**21,218.2**
Total equity as at 1st January 2005	14,778.6	285.0	15,063.6
Revaluation deficits of available-for-sale financial assets transferred to equity	(32.5)	-	(32.5)
Reserve taken up on recognition of an associated company	70.8	-	70.8
Capital reserve	68.4	2.6	71.0
Exchange differences	58.5	5.6	64.1
Net income recognised directly in equity	165.2	8.2	173.4
Profit for the year	5,281.4	10.4	5,291.8
Total recognised net income for the year	5,446.6	18.6	5,465.2
Capital injection	-	144.4	144.4
Acquisition of a subsidiary	-	35.6	35.6
Acquisition of further interest in a subsidiary	-	(11.8)	(11.8)
Deconsolidation of a subsidiary to a jointly controlled entity	-	(43.4)	(43.4)
Revaluation surplus of available-for-sale financial assets removed on disposals/ transfer	(175.1)	-	(175.1)
Shares repurchased	(1,681.2)	-	(1,681.2)
Dividends paid	(1,953.0)	-	(1,953.0)
Total equity as at 31st December 2005	16,415.9	428.4	16,844.3

The notes on pages 71 to 120 form part of these accounts.

Notes to the Accounts

1. General information

The Hong Kong and China Gas Company Limited ("the Company") and its subsidiaries (collectively, "the Group") have been diversified into different fields of businesses and its principal activities continue to be the production, distribution and marketing of gas, water and related activities in Hong Kong and the People's Republic of China (the "PRC").

The Company is a company incorporated and domiciled in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

These consolidated accounts are presented in millions of units of Hong Kong dollars (HK$'M), unless otherwise stated and have been approved for issue by the Board of Directors on 19th March 2007.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated accounts are set out below. These policies have been consistently applied to the two years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of, available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

(i) New and revised standards effective in 2006

Hong Kong Accounting Standard ("HKAS") 19 (Amendment) "Actuarial Gains and Losses, Group Plans and Disclosures" is mandatory for the Group's accounting periods beginning on or after 1st January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

HK(IFRIC)-Interpretation 4 "Determining whether an Arrangement contains a Lease" is mandatory for the Group's accounting periods beginning on or after 1st January 2006. This interpretation requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. The Group determined that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 "Leases". There is however no significant impact on the Group's results and financial position.

HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts" is mandatory for the Group's accounting periods beginning on or after 1st January 2006. This amendment requires issued financial guarantees, other than those previously asserted by an entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received or deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The Group did not provide any financial guarantee against liabilities outside the Group as at the balance sheet date.

2. Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

(ii) New and revised standards that are not yet effective and have not been early adopted by the Group

HKFRS 7 "Financial Instruments: Disclosures" and a complementary Amendment to HKAS 1 "Presentation of Financial Statements – Capital Disclosures" will be effective for the Group's accounting periods beginning on or after 1st January 2007. HKFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in HKAS 32 "Financial Instruments: Disclosure and Presentation". The amendment to HKAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group has assessed the impact of these new and revised standards and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by these new and revised standards.

HK(IFRIC)-Interpretation 10 "Interim Financial Reporting and Impairment" will be effective for the Group's accounting periods beginning on or after 1st January 2007. This interpretation prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply this interpretation from 1st January 2007, but it is not expected to have any impact on the Group's accounts.

HK(IFRIC)-Interpretation 12 "Service Concession Arrangements" will be effective for the Group's accounting periods beginning on or after 1st January 2008. This interpretation applies to entities that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group has already commenced an assessment of the potential impact of this interpretation but is not yet in a position to quantify the impact of this interpretation on its results of operations and financial position.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

2. Summary of significant accounting policies (continued)

(b) Consolidation (continued)

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

(iv) Jointly controlled entities

Jointly controlled entities are joint ventures whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Investments in jointly controlled entities are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in jointly controlled entities include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less provision for impairment. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

2. Summary of significant accounting policies (continued)

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's financial reporting system, the Group has determined the geographical segments as the primary reporting format and business segments as the secondary reporting format.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in the income statement, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. Summary of significant accounting policies (continued)

(e) Property, plant and equipment

Property, plant and equipment other than property under development are stated at cost less accumulated depreciation and accumulated impairment. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs, capitalised borrowing costs and other direct overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement.

Property under development is an investment in building in which construction work has not been completed and which, upon completion, management intends to hold for investment purposes. The property is carried at cost which includes development expenditures incurred, capitalised interest and other direct costs attributable to the development less provision for impairment. On completion, the property will be transferred to investment properties.

Depreciation of property, plant and equipment is calculated on a straight-line basis to allocate the cost less accumulated impairment of each component of the asset to its residual value over its estimated useful life as follows:

Vehicles, office furniture and equipment	5 – 15 years
Compressors	10 years
Production plant	10 – 30 years
Meters and installations	5 – 20 years
Risers, gasholders, office, store and buildings	30 years
Gas mains	40 years
Water mains	40 – 50 years
Capital work in progress	No depreciation
Property under development	No depreciation

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(f) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the group companies, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the HKIS Valuation Standards on Properties published by Hong Kong Institute of Surveyors ("HKIS"). These valuations are reviewed annually by qualified valuers.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property. Some of those outflows are recognised as a liability, including finance lease liabilities in respect of land classified as investment property; others, including contingent rent payments, are not recognised in the accounts.

2. Summary of significant accounting policies (continued)

(f) Investment properties (continued)

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment. However, if a fair value gain reverses a previous impairment, the gain is recognised in the income statement.

(g) Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The property, plant and equipment acquired under finance leases are carried at cost less accumulated depreciation and impairment.

(h) Intangible asset

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies and jointly controlled entities at the date of acquisition. Goodwill on acquisitions of subsidiaries is stated on the consolidated balance sheet as a separate intangible asset. Goodwill on acquisitions of associated companies and jointly controlled entities are included in investments in associated companies and jointly controlled entities respectively. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment. Impairment on goodwill is not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units, primarily individual projects, for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose (Note 2 (i)).

2. Summary of significant accounting policies (continued)

(i) Impairment of investments in subsidiaries, associated companies, jointly controlled entities and non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and with no intention of trading the receivables. They are included in the current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2 (m)).

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within investment income, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of investment income when the Group's right to receive payment is established.

2. Summary of significant accounting policies (continued)

(j) Financial assets (continued)

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses on disposal of available-for-sale financial assets under investment income.

Interest on available-for-sale financial assets calculated using the effective interest method is recognised in the income statement as part of investment income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of investment income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Impairment loss recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of loans and receivables is described in Note 2 (m).

(k) Property under development for sale and completed property for sale

Property under development for sale is stated at the lower of carrying amount and net realisable value. Carrying amount mainly includes project development costs incurred, capitalised borrowing costs and other direct costs attributable to the development. Net realisable value is determined on the basis of estimated selling price as determined by reference to prevailing market conditions, less the estimated costs to be incurred in completing and selling the property.

Upon completion of the development, property under development is transferred to completed property for sale, which is stated at the lower of carrying amount and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Inventories

Inventories comprise stores and materials, work in progress and finished goods and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of provision is recognised in the income statement.

2. Summary of significant accounting policies (continued)

(n) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and bank overdrafts. In the balance sheet, cash and cash equivalents are presented as time deposits up to three months, cash and bank balances in current assets and bank overdrafts are presented within borrowings in current liabilities.

(o) Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(p) Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance sheet date.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

(q) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, the deferred taxation is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Revenue and income recognition

(i) Gas sales – based on gas consumption derived from meter readings.

(ii) Water sales – based on water consumption derived from meter readings.

(iii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.

(iv) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.

(v) Maintenance and service charges – when services are provided and invoiced.

2. Summary of significant accounting policies (continued)

(r) Revenue and income recognition (continued)

(vi) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vii) Dividend income – recognised when the right to receive payment is established.

(viii) Sales of investments in securities – recognised upon the conclusion of the contract notes.

(ix) Sales of property – recognised upon the signing of the sale and purchase agreements or the issue of occupation permits by the relevant government authorities, whichever is the later.

(s) Employee benefits

(i) Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

(ii) The Group operates a number of defined contribution and defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees in Hong Kong. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

For employees in mainland China, the Group contributes on a monthly basis to various defined contribution plans organised by the relevant municipal and provincial government in the PRC based on certain percentage of the relevant employees' monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

Defined benefit retirement schemes

The Group also operated two defined benefit retirement schemes in Hong Kong during the year. The Workmen Retirement Scheme provides benefit to employees based on final salary and the Local Employees Provident Scheme provides benefit based on fixed contributions with a guaranteed return. For the Local Employees Provident Scheme, as the contributions made by the Group and the employees before 1st July 2003 are subject to minimum guaranteed return, this part of the scheme constituted a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return, this part of the scheme is therefore a defined contribution scheme as described above because the minimum guaranteed return is no longer applicable. Effective from 15th February 2006, the accrued benefits for contributions made before 1st July 2003 were converted to member choices where members were given investment choices without any minimum guaranteed return. Since that date, the Local Employees Provident Scheme has been converted into a defined contribution scheme.

The Group's net obligation in respect of the defined benefit retirement schemes is calculated separately for each scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the schemes annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

2. Summary of significant accounting policies (continued)

(t) Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

3. Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage and reduce certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Treasury Committee, comprising all the executive directors. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group's operating units. The Treasury Committee provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. Nevertheless, no derivative financial instruments were accounted for as hedging instruments as the conditions for hedge accounting were not met during the year.

(i) Market risk

Foreign exchange risk

The Group operates in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in mainland China operations.

To manage the foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, the Group uses forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the net position in each foreign currency by using external forward currency contracts and other suitable financial instruments.

The Group has certain investments in mainland China businesses, whose net assets are exposed to foreign currency translation risk. It does not hedge translation exposure arising from consolidation of the Group's net assets outside Hong Kong because the investments are long term and effective hedging are costly.

3. Financial risk management (continued)

(a) Financial risk factors (continued)

(i) Market risk (continued)

Price risk

The Group is exposed to debt and equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss. The Group is not exposed to commodity price risk in Hong Kong, as there is a Fuel Cost Adjustment mechanism for passing through any fluctuation in the price of fuel for producing gas.

(ii) Credit risk

The Group has no significant concentrations of credit risk. The Group has credit policy to handle credit risk of customers. There is no significant concentration of sale to individual customer. The top five largest customers accounted for less than 1 per cent of the total sale. Furthermore, security deposits are required for customers. This also applies to PRC joint ventures where there is no significant concentration of sale to any individual customer. Derivative and cash transactions counter parties are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any financial institution.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping adequate credit lines available.

(iv) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. At the year end, the Group's borrowings were at floating rates and denominated primarily in Hong Kong dollars with some amounts in Renminbi ("RMB").

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as financial assets at fair value through profit or loss and available-for-sale financial assets) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade and other receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(ii) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

(iii) Estimate of fair value of investment properties

The valuation of investment properties held through an associated company is made on the basis of the 'Market Value' adopted by the HKIS. It is performed in accordance with the HKIS Valuation Standards on Properties published by HKIS. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including i) current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences; and ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those parties.

(iv) Estimate of gas and water consumption

Revenue for gas and water supply may include an estimation of the gas and water supplied to the customers of which actual meter reading is not available. The estimation is done mainly based on the past consumption records and recent consumption pattern of individual customers. As of the year-end date, the overall billed gas and water sales are in line with the gas and water supplied to the customers.

5. Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	Group 2006 HK$'M	Group 2005 HK$'M
Gas sales before fuel cost adjustment	**6,988.9**	6,739.9
Fuel cost adjustment	**1,359.4**	1,140.5
Gas sales after fuel cost adjustment	**8,348.3**	7,880.4
Equipment sales	**784.8**	832.7
Maintenance and services	**255.9**	247.8
Water sales	**209.6**	27.0
Property sales	**3,366.5**	–
Other sales	**500.2**	363.0
	13,465.3	9,350.9

(a) Primary reporting format – geographical segment

The Group operates, through its subsidiaries, associated companies and jointly controlled entities, in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2006 HK$'M	2005 HK$'M	**2006 HK$'M**	2005 HK$'M	**2006 HK$'M**	2005 HK$'M
Revenue	**11,811.9**	8,266.9	**1,653.4**	1,084.0	**13,465.3**	9,350.9
Segment results	**5,318.1**	3,525.5	**209.2**	118.5	**5,527.3**	3,644.0
Unallocated corporate expenses					**(358.2)**	(329.2)
Operating profit before returns on investments					**5,169.1**	3,314.8
Investment income					**527.2**	338.2
Operating profit					**5,696.3**	3,653.0
Interest expense					**(310.2)**	(114.6)
Share of profits less losses of associated companies	**1,059.1**	670.1	**42.9**	28.9	**1,102.0**	699.0
Share of profits less losses of jointly controlled entities	**170.5**	1,584.6	**145.6**	98.4	**316.1**	1,683.0
Profit before taxation					**6,804.2**	5,920.4
Taxation					**(914.6)**	(628.6)
Profit for the year					**5,889.6**	5,291.8
Attributable to:						
Shareholders of the Company					**5,862.6**	5,281.4
Minority interests					**27.0**	10.4
					5,889.6	5,291.8

Share of profits of associated companies includes HK$858.8 million (2005: HK$598.1 million), being the Group's share of change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$170.0 million (2005: HK$1,583.8 million), being the Group's share of profits arising from the sale of a portion of the residential units of the Grand Promenade.

5. Segment information (continued)

(a) Primary reporting format – geographical segment (continued)

	Hong Kong		Mainland China		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M	**HK$'M**	HK$'M
Segment assets	**16,178.9**	12,942.2	**4,731.5**	3,259.3	**20,910.4**	16,201.5
Associated companies	**5,593.6**	3,812.4	**855.1**	469.5	**6,448.7**	4,281.9
Jointly controlled entities	**1,161.6**	2,711.8	**4,936.7**	3,639.9	**6,098.3**	6,351.7
Unallocated assets					**2,705.3**	2,761.8
Total assets					**36,162.7**	29,596.9
Segment liabilities	**(2,865.9)**	(1,269.5)	**(872.0)**	(478.0)	**(3,737.9)**	(1,747.5)
Unallocated liabilities					**(11,206.6)**	(11,005.1)
Total liabilities					**(14,944.5)**	(12,752.6)
Capital expenditures	**1,026.0**	1,133.4	**1,329.6**	1,232.5	**2,355.6**	2,365.9
Depreciation	**443.7**	411.4	**148.6**	83.0	**592.3**	494.4
Amortisation	**8.3**	8.2	**2.7**	1.5	**11.0**	9.7

Segment assets comprise operating assets such as property, plant and equipment, leasehold land, inventories, completed property for sale, trade and other receivables and cash and bank. Unallocated assets comprise available-for-sale financial assets and financial assets at fair value through profit or loss, retirement benefit assets, other non-current assets and housing loan to staff.

Segment liabilities comprise operating liabilities including trade and other payables. Unallocated liabilities comprise mainly provision for taxation, deferred taxation, borrowings, customers' deposits and loans from minority interests.

Capital expenditures comprise additions to property, plant and equipment (Note 16) and leasehold land (Note 17).

5. Segment information (continued)

(b) Secondary reporting format – business segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water businesses") and the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property business").

	2006 HK$'M	2005 HK$'M
Revenue		
Gas and Water businesses	**10,098.8**	9,350.9
Property business	**3,366.5**	–
	13,465.3	9,350.9
Total assets		
Gas and Water businesses	**17,371.7**	15,558.6
Property business	**3,538.7**	642.9
	20,910.4	16,201.5
Associated companies	**6,448.7**	4,281.9
Jointly controlled entities	**6,098.3**	6,351.7
Unallocated assets	**2,705.3**	2,761.8
	36,162.7	29,596.9
Capital expenditures		
Gas and Water businesses	**2,317.7**	2,340.5
Property business	**37.9**	25.4
	2,355.6	2,365.9

6. Operating profit before returns on investments

	Group	
	2006 HK$'M	2005 HK$'M
Revenue	**13,465.3**	9,350.9
Less expenses:		
Stores and materials used	**(4,362.3)**	(3,917.4)
Cost of property sold	**(1,230.2)**	–
Manpower costs (Note 10)	**(854.9)**	(759.0)
Depreciation and amortisation	**(603.3)**	(504.1)
Other operating items	**(1,245.5)**	(855.6)
Operating profit before returns on investments	**5,169.1**	3,314.8

7. Investment income

		Group 2006 HK$'M	2005 HK$'M
(a)	**Interest income**		
	Bank deposits	**82.1**	39.0
	Listed available-for-sale financial assets	**1.4**	1.4
	Loans to associated companies and jointly controlled entities	**22.3**	66.1
	Others	**6.3**	4.1
		112.1	110.6
(b)	**Net realised and unrealised gains and interest income on financial assets at fair value through profit or loss**		
	Listed securities	**97.0**	53.6
	Unlisted securities	**229.8**	144.3
	Exchange differences	**12.2**	(6.0)
		339.0	191.9
(c)	**Gains on disposal and maturity of available-for-sale financial assets**		
	Listed securities	**12.7**	8.0
	Exchange differences	**0.7**	(0.5)
		13.4	7.5
(d)	**Dividend income**		
	Listed available-for-sale financial assets	**21.9**	22.2
	Unlisted available-for-sale financial assets	**14.4**	1.1
	Listed financial assets at fair value through profit or loss	**8.2**	11.0
		44.5	34.3
(e)	**Other investment income/ (expenses)**	**18.2**	(6.1)
	Total investment income	**527.2**	338.2

8. Interest expense

	Group 2006 HK$'M	2005 HK$'M
Interest on bank loans and overdrafts	**345.9**	150.9
Interest on customers' deposits	**7.3**	4.7
	353.2	155.6
Less: Amount capitalised	**(43.0)**	(41.0)
	310.2	114.6

The interest expense is capitalised at an average rate of 4.37 per cent (2005: 2.72 per cent) per annum.

9. Profit before taxation

Profit before taxation is stated after charging the following:

	Group	
	2006 **HK$'M**	2005 HK$'M
Cost of inventories sold	**4,640.7**	4,195.5
Depreciation and amortisation	**603.3**	504.1
Loss on disposal/ write off of property, plant and equipment	**111.9**	57.8
Operating lease rentals – land and buildings	**30.9**	26.4
Auditors' remuneration	**6.1**	4.7
Net loss on residential maintenance (Note)	**4.8**	2.3
Note		
Analysis of net loss on residential maintenance:		
Residential maintenance revenue	**(177.1)**	(173.0)
Less expenses:		
Manpower costs	**93.0**	92.4
Other operating and administrative expenses	**88.9**	82.9
Net loss	**4.8**	2.3

10. Manpower costs

	Group	
	2006 **HK$'M**	2005 HK$'M
Salaries and wages	**752.7**	687.0
Pension costs – defined contribution retirement schemes	**101.6**	93.2
Pension costs – defined benefit retirement schemes (Note 23)	**0.6**	(21.2)
	854.9	759.0

11. Directors' and senior management's emoluments

(a) Directors' emoluments

The remuneration of every director for the year ended 31st December 2006 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	**0.1**	**4.3**	**12.3**	**2.5**	**19.2**
Ronald Chan Tat Hung	**0.1**	**3.4**	**4.4**	**2.4**	**10.3**
James Kwan Yuk Choi	**0.1**	**3.3**	**4.8**	**2.3**	**10.5**
Lee Shau Kee	**0.3**	**0.1**	**-**	**-**	**0.4**
Liu Lit Man	**0.2**	**-**	**-**	**-**	**0.2**
Leung Hay Man	**0.2**	**-**	**-**	**-**	**0.2**
Colin Lam Ko Yin	**0.1**	**0.1**	**-**	**-**	**0.2**
Lee Ka Kit	**0.1**	**-**	**-**	**-**	**0.1**
Lee Ka Shing	**0.1**	**-**	**-**	**-**	**0.1**
David Li Kwok Po	**0.2**	**0.1**	**-**	**-**	**0.3**
	1.5	**11.3**	**21.5**	**7.2**	**41.5**

The remuneration of every director for the year ended 31st December 2005 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	0.1	4.3	9.7	2.2	16.3
Ronald Chan Tat Hung	0.1	3.3	4.0	2.2	9.6
James Kwan Yuk Choi	0.1	3.2	4.1	2.1	9.5
Lee Shau Kee	0.3	0.1	-	-	0.4
Liu Lit Man	0.1	0.1	-	-	0.2
Leung Hay Man	0.1	-	-	-	0.1
Colin Lam Ko Yin	0.1	-	-	-	0.1
Lee Ka Kit	0.1	-	-	-	0.1
Lee Ka Shing	0.1	-	-	-	0.1
David Li Kwok Po	0.1	0.1	-	-	0.2
	1.2	11.1	17.8	6.5	36.6

The above remuneration paid to directors also represents the amount of short-term employee benefits of HK$34.3 million (2005: HK$30.1 million) and post-employment benefits of HK$7.2 million (2005: HK$6.5 million) paid to the Group's key management during the year ended 31st December 2006. There were no other long-term benefits, termination benefits and share-based payment paid to the Group's key management during the year (2005: nil).

11. Directors' and senior management's emoluments (continued)

(b) Five highest paid individuals

The above analysis includes three (2005: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2005: two) individuals are as follows:

	2006 **HK$'M**	2005 HK$'M
Salaries, allowances and benefits in kind	**3.1**	3.4
Performance bonus	**5.5**	4.3
Contributions to retirement scheme	**0.5**	1.1
	9.1	8.8

Number of individuals whose emoluments fell within:

Emoluments band (HK$'M)	**2006**	2005
4 – 5	**2**	2

12. Taxation

The amount of taxation charged to the consolidated income statement represents:

	Group	
	2006 **HK$'M**	2005 HK$'M
Current taxation – provision for Hong Kong profits tax at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year	**861.0**	541.2
Current taxation – provision for PRC profits tax at the prevailing rates on the estimated assessable profit for the year	**2.3**	–
Current taxation – over provision in prior years	**(7.3)**	–
Deferred taxation relating to the origination and reversal of temporary differences	**58.6**	87.4
	914.6	628.6

12. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Group	
	2006	2005
	HK$'M	HK$'M
Profit before taxation	**6,804.2**	5,920.4
Less: Share of profits less losses of associated companies	**(1,102.0)**	(699.0)
Share of profits less losses of jointly controlled entities	**(316.1)**	(1,683.0)
	5,386.1	3,538.4
Calculated at a taxation rate of 17.5%	**942.6**	619.2
Effect of different taxation rates in other countries	**14.3**	5.9
Income not subject to taxation	**(199.4)**	(23.8)
Expenses not deductible for taxation purposes	**151.9**	30.2
Utilisation of previously unrecognised tax losses	**(5.0)**	(3.0)
Unrecognised tax losses	**12.5**	8.2
Recognition of previously unrecognised temporary differences	**5.0**	(8.1)
Over provision in prior years	**(7.3)**	-
	914.6	628.6

Share of associated companies' taxation for the year ended 31st December 2006 of HK$194.9 million (2005: HK$150.4 million) is included in the consolidated income statement as share of profits less losses of associated companies.

Share of jointly controlled entities' taxation for the year ended 31st December 2006 of HK$76.4 million (2005: HK$379.1 million) is included in the consolidated income statement as share of profits less losses of jointly controlled entities.

13. Profit attributable to shareholders of the Company

Profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$2,618.5 million (2005: HK$2,687.9 million).

14. Dividends

	Company	
	2006	2005
	HK$'M	HK$'M
Interim, paid of HK 12 cents per ordinary share (2005: HK 12 cents per ordinary share)	**661.1**	668.7
Final, proposed of HK 23 cents per ordinary share (2005: HK 23 cents per ordinary share)	**1,267.0**	1,267.0
	1,928.1	1,935.7

At a meeting held on 19th March 2007, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2006. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2007.

15. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,862.6 million (2005: HK$5,281.4 million) and the weighted average of 5,508,759,988 shares (2005: 5,565,195,905 shares) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2005: nil), the diluted earnings per share for the year ended 31st December 2006 is the same as the basic earnings per share.

16. Property, plant and equipment

	Property under development HK$'M	Buildings, plant & equipment HK$'M	Mains & risers HK$'M	Meters & installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group						
Cost						
At 1st January 2006	57.5	4,856.0	7,587.2	1,789.0	2,163.3	16,453.0
Additions	37.9	423.3	627.0	156.3	1,095.3	2,339.8
Consolidation of a subsidiary	-	62.9	-	-	-	62.9
Transfers	-	378.8	1,150.4	131.6	(1,660.8)	-
Disposals/ write off	-	(99.2)	(30.8)	(21.6)	(8.7)	(160.3)
Exchange differences	-	24.7	51.6	3.3	11.5	91.1
At 31st December 2006	95.4	5,646.5	9,385.4	2,058.6	1,600.6	18,786.5
Accumulated depreciation						
At 1st January 2006	-	2,569.6	2,323.5	955.4	-	5,848.5
Charge for the year	-	254.2	219.9	118.2	-	592.3
Transfers	-	-	(59.5)	59.5	-	-
Disposals/ write off	-	(25.5)	(19.9)	(2.0)	-	(47.4)
Exchange differences	-	3.2	3.4	0.6	-	7.2
At 31st December 2006	-	2,801.5	2,467.4	1,131.7	-	6,400.6
Net book value						
At 31st December 2006	95.4	2,845.0	6,918.0	926.9	1,600.6	12,385.9
At 31st December 2005	57.5	2,286.4	5,263.7	833.6	2,163.3	10,604.5
Company						
Cost						
At 1st January 2006	-	3,894.5	6,090.5	1,693.3	1,650.6	13,328.9
Additions	-	69.1	-	151.6	549.8	770.5
Transfers	-	283.5	858.3	131.6	(1,273.4)	-
Disposals/ write off	-	(83.8)	(27.7)	(21.6)	(8.8)	(141.9)
At 31st December 2006	-	4,163.3	6,921.1	1,954.9	918.2	13,957.5
Accumulated depreciation						
At 1st January 2006	-	2,394.4	2,193.2	939.3	-	5,526.9
Charge for the year	-	164.6	154.8	111.9	-	431.3
Transfers	-	-	(59.5)	59.5	-	-
Disposals/ write off	-	(18.2)	(19.7)	(2.0)	-	(39.9)
At 31st December 2006	-	2,540.8	2,268.8	1,108.7	-	5,918.3
Net book value						
At 31st December 2006	-	1,622.5	4,652.3	846.2	918.2	8,039.2
At 31st December 2005	-	1,500.1	3,897.3	754.0	1,650.6	7,802.0

As at 31st December 2006, mains and risers with net book value of HK$262.6 million (2005: HK$273.8 million) were under a finance lease.

16. Property, plant and equipment (continued)

	Property under development HK$'M	Buildings, plant & equipment HK$'M	Mains & risers HK$'M	Meters & installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group						
Cost						
At 1st January 2005	32.1	4,180.6	6,754.2	1,605.4	1,350.8	13,923.1
Additions	25.4	488.6	404.2	183.4	1,264.3	2,365.9
Acquisition of a subsidiary	–	39.6	266.8	–	15.2	321.6
Transfers from capital work in progress	–	198.2	190.7	60.1	(449.0)	–
Deconsolidation of a subsidiary	–	(6.0)	(38.9)	–	(20.3)	(65.2)
Disposals/ write off	–	(50.0)	(5.1)	(60.3)	(0.4)	(115.8)
Exchange differences	–	5.0	15.3	0.4	2.7	23.4
At 31st December 2005	57.5	4,856.0	7,587.2	1,789.0	2,163.3	16,453.0
Accumulated depreciation						
At 1st January 2005	–	2,370.6	2,139.2	846.7	–	5,356.5
Charge for the year	–	221.0	149.4	124.0	–	494.4
Acquisition of a subsidiary	–	5.0	34.4	–	–	39.4
Deconsolidation of a subsidiary	–	(0.8)	(1.0)	–	–	(1.8)
Disposals/ write off	–	(27.2)	(0.1)	(15.3)	–	(42.6)
Exchange differences	–	1.0	1.6	–	–	2.6
At 31st December 2005	–	2,569.6	2,323.5	955.4	–	5,848.5
Net book value						
At 31st December 2005	57.5	2,286.4	5,263.7	833.6	2,163.3	10,604.5
At 31st December 2004	32.1	1,810.0	4,615.0	758.7	1,350.8	8,566.6
Company						
Cost						
At 1st January 2005	–	3,692.4	5,955.0	1,584.5	1,133.4	12,365.3
Additions	–	52.5	8.9	110.1	830.0	1,001.5
Transfers from capital work in progress	–	186.2	126.6	–	(312.8)	–
Disposals/ write off	–	(36.6)	–	(1.3)	–	(37.9)
At 31st December 2005	–	3,894.5	6,090.5	1,693.3	1,650.6	13,328.9
Accumulated depreciation						
At 1st January 2005	–	2,252.0	2,055.8	844.1	–	5,151.9
Charge for the year	–	162.8	137.4	96.5	–	396.7
Disposals/ write off	–	(20.4)	–	(1.3)	–	(21.7)
At 31st December 2005	–	2,394.4	2,193.2	939.3	–	5,526.9
Net book value						
At 31st December 2005	–	1,500.1	3,897.3	754.0	1,650.6	7,802.0
At 31st December 2004	–	1,440.4	3,899.2	740.4	1,133.4	7,213.4

17. Leasehold land

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
Held in Hong Kong:				
Leases of 10 to 50 years	**344.3**	343.8	**261.2**	258.7
Held outside Hong Kong:				
Leases of 10 to 50 years	**132.6**	118.2	**–**	–
Leases of over 50 years	**1.9**	0.5	**–**	–
	478.8	462.5	**261.2**	258.7

The Group's interests in leasehold land and land use rights movements during the year are analysed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 1st January	**462.5**	403.3	**258.7**	260.4
Additions	**15.8**	62.4	**8.8**	4.5
Consolidation/ acquisition of a subsidiary	**7.1**	6.7	**–**	–
Disposal	**–**	(1.3)	**–**	–
Exchange differences	**4.4**	1.1	**–**	–
Amortisation	**(11.0)**	(9.7)	**(6.3)**	(6.2)
At 31st December	**478.8**	462.5	**261.2**	258.7

18. Intangible asset

	Group	
	2006	2005
	HK$'M	HK$'M
Goodwill		
At 1st January	**45.8**	–
Additions	**0.3**	45.8
Exchange differences	**2.5**	–
At 31st December	**48.6**	45.8
Cost	**48.6**	45.8
Accumulated impairment	**–**	–
Net book value	**48.6**	45.8

19. Subsidiaries

	Company	
	2006	2005
	HK$'M	HK$'M
Unlisted shares and registered capital at cost	**307.7**	247.2
Amounts due from subsidiaries	**10,864.3**	12,751.8
Amounts due to subsidiaries	**(5,801.5)**	(3,460.5)

The amounts due from/ (to) subsidiaries are unsecured, interest free and have no fixed terms of repayment.

The principal subsidiaries of the Company are shown on pages 118 to 120 of the accounts.

20. Associated companies

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
Investments in associated companies, including goodwill	**3,457.0**	2,012.6	-	-
Loans to associated companies – non-current	-	48.3	-	-
	3,457.0	2,060.9	-	-
Loans to associated companies – current	**2,991.7**	2,221.0	**12.1**	107.8
Amount due to an associated company – current	-	-	**(20.7)**	-

Loans to associated companies of HK$2,930.1 million (2005: HK$2,209.9 million) are for the financing of properties development projects. Other loans to associated companies of HK$61.6 million (2005: HK$59.4 million) are all provided to our PRC gas related projects. Except for a loan of HK$50.0 million (2005: HK$48.3 million) to Zibo Lubo Gas Company Limited which is at a fixed interest rate of 3.86 per cent per annum and fully repayable in 2007, all loans to associated companies are unsecured, interest free and have no fixed terms of repayment.

20. Associated companies (continued)

Particulars of the associated companies as at 31st December 2006 are listed below:

Name	Note	Issued share capital/ registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Anhui Province Natural Gas Development Company Limited		RMB 200.0 million	25	PRC	Mid-stream natural gas project
GH-Fusion Limited		200 shares of US$1 each	50	British Virgin Islands	Investment holding
* Hebei Natural Gas Company Limited		RMB 220.0 million	45	PRC	Mid-stream natural gas project
Henderson Cyber Limited		4,235,913,616 shares of HK$0.1 each	21.3	Cayman Islands	Investment holding
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45	Hong Kong	Property development
Primeland Investment Limited	(ii)	95 shares of US$1 each	31.6	British Virgin Islands/ Hong Kong	Investment holding
Shenzhen Gas Corporation Limited	(iii)	RMB 772.0 million	30	PRC	Gas sales and related businesses
Zibo Lubo Gas Company Limited		RMB 50.0 million	27	PRC	Gas sales and related businesses

* Newly acquired during the year

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The completed property development project is a joint development with Henderson Land Development Company Limited.

(ii) The Group has an effective interest of approximately 15.8 per cent in the IFC complex through its interest in Primeland Investment Limited.

(iii) The Group holds a 30 per cent equity interest in Shenzhen Gas Corporation Limited whose principal activity is city gas business in the Shenzhen Special Economic Zone. The registered capital was increased from RMB472.0 million to RMB772.0 million during the year.

20. Associated companies (continued)

The following amounts represent the Group's share of the assets and liabilities, and income and results of the associated companies and are included in the consolidated balance sheet and income statement:

	Group	
	2006	2005
	HK$'M	HK$'M
Assets		
Non-current assets	**6,926.0**	5,241.8
Current assets	**1,071.1**	1,188.6
	7,997.1	6,430.4
Liabilities		
Non-current liabilities	**(1,043.9)**	(1,335.5)
Current liabilities	**(3,570.6)**	(3,082.3)
	(4,614.5)	(4,417.8)
Net assets	**3,382.6**	2,012.6
Income	**3,450.3**	3,126.8
Expenses, including taxation	**(2,348.3)**	(2,427.8)
Profit after taxation	**1,102.0**	699.0

21. Jointly controlled entities

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
Investments in jointly controlled entities, including goodwill	**4,980.1**	4,417.3	**849.3**	97.9
Loans to jointly controlled entities – non-current	**834.9**	780.2	**–**	0.2
	5,815.0	5,197.5	**849.3**	98.1
Loans to jointly controlled entities – current	**283.3**	1,154.2	**4.5**	–

21. Jointly controlled entities (continued)

Loans to jointly controlled entities include a HK$76.5 million loan to Yieldway International Limited ("Yieldway") for the Sai Wan Ho property development project, also known as Grand Promenade, which is a joint development with Henderson Land Development Company Limited. This loan is unsecured, interest free and with no fixed term of repayment. The interest bearing loan to Yieldway of HK$1,051.2 million brought forward from 2005 was fully repaid during the year. Other loan to jointly controlled entities of HK$1,041.7 million (2005: HK$883.2 million) are mainly provided to our PRC joint ventures, which are unsecured, interest free and with no fixed terms of repayment for the current amounts and fully repayable from 2013 to 2014 for the non-current amounts except for the following:

- HK$80.0 million (2005: HK$48.1 million) to Maanshan joint venture with fixed interest rates ranging from 4.86 per cent to 5.02 per cent per annum and fully repayable up to 2009.
- HK$29.9 million (2005: HK$29.2 million) to Wuhan joint venture at a fixed interest rate of 4.20 per cent per annum and fully repayable in 2007.
- HK$79.7 million (2005: HK$19.2 million) to Weihai joint venture with fixed interest rates ranging from 3.60 per cent to 5.02 per cent per annum and fully repayable in 2007.
- HK$64.8 million (2005: HK$24.1 million) to Taian joint venture with fixed interest rates ranging from 4.86 per cent to 5.02 per cent per annum and fully repayable up to 2008.
- HK$188.1 million (2005: HK$189.0 million) to Nanjing joint venture with fixed rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable in 2013.
- HK$3.0 million (2005: nil) to Zibo joint venture at a fixed interest rate of 4.86 per cent per annum and fully repayable in 2007.
- HK$11.8 million (2005: nil) to Tongling joint venture at a fixed interest rate of 5.02 per cent per annum and fully repayable in 2007.

21. Jointly controlled entities (continued)

Particulars of the jointly controlled entities as at 31st December 2006 are listed below:

Name	Issued share capital/ registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property development
Anqing Hong Kong and China Gas Company Limited	RMB 73.0 million	50	PRC	Gas sales and related businesses
# Beijing Beiran & HKCG Gas Company Limited	RMB 44.4 million	50	PRC	Gas sales and related businesses
Changzhou Hong Kong and China Gas Company Limited	RMB 166.0 million	50	PRC	Gas sales and related businesses
* Hangzhou Hong Kong and China Gas Company Limited	US$ 20.0 million	50	PRC	Gas sales and related businesses
Jinan Hong Kong and China Gas Company Limited	RMB 390.0 million	50	PRC	Gas sales and related businesses
* Maanshan ECO Auto Fuel Company Limited	RMB 10.5 million	30	PRC	Natural gas filling station
Maanshan Hong Kong and China Gas Company Limited	RMB 107.5 million	50	PRC	Gas sales and related businesses
Nanjing Hong Kong and China Gas Company Limited	RMB 600.0 million	50	PRC	Gas sales and related businesses
Suzhou Hong Kong and China Gas Company Limited	RMB 100.0 million	55	PRC	Gas sales and related businesses
Suzhou Industrial Park Qingyuan Hong Kong & China Water Company Limited	RMB 2,123.0 million	50	PRC	Water Supply
Taian Taishan Hong Kong and China Gas Company Limited	RMB 80.0 million	50	PRC	Gas sales and related businesses
#*Tongling Hong Kong and China Gas Company Limited	RMB 100.0 million	70	PRC	Gas sales and related businesses
Weifang Hong Kong and China Gas Company Limited	RMB 140.0 million	50	PRC	Gas sales and related businesses
Weihai Hong Kong and China Gas Company Limited	RMB 99.2 million	50	PRC	Gas sales and related businesses
Wuhan Natural Gas Company Limited	RMB 420.0 million	50	PRC	Gas sales and related businesses
#*Xian Qinhua Natural Gas Company Limited	RMB 1,000.0 million	49	PRC	Gas sales and related businesses
Zibo Hong Kong and China Gas Company Limited	RMB 56.0 million	50	PRC	Gas sales and related businesses

* Newly formed during the year
# Direct jointly controlled entities of the Company

21. Jointly controlled entities (continued)

The following amounts represent the Group's share of the assets and liabilities, and income and results of the jointly controlled entities and are included in the consolidated balance sheet and income statement:

	Group	
	2006 **HK$'M**	2005 HK$'M
Assets		
Non-current assets	**5,927.1**	4,234.0
Current assets	**1,978.2**	3,826.4
	7,905.3	8,060.4
Liabilities		
Non-current liabilities	**(1,364.9)**	(1,195.2)
Current liabilities	**(1,880.9)**	(2,505.8)
	(3,245.8)	(3,701.0)
Net assets	**4,659.5**	4,359.4
Income	**2,294.3**	4,835.9
Expenses, including taxation	**(1,978.2)**	(3,152.9)
Profit after taxation	**316.1**	1,683.0

22. Available-for-sale financial assets

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Debt securities (Note a)	**234.2**	230.5	**–**	–
Equity securities (Note b)	**614.3**	537.5	**14.9**	12.5
	848.5	768.0	**14.9**	12.5
Market value of listed investments	**541.8**	488.9	**14.9**	12.5
Notes				
(a) Debt securities				
Listed – overseas	**212.1**	208.5	**–**	–
Unlisted	**22.1**	22.0	**–**	–
	234.2	230.5	**–**	–
(b) Equity securities				
Listed – Hong Kong	**329.7**	280.4	**14.9**	12.5
Unlisted	**284.6**	257.1	**–**	–
	614.3	537.5	**14.9**	12.5

No provision for impairment on available-for-sale financial assets was made in 2006 (2005: nil).

23. Retirement benefit assets and liabilities

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 31st December	**36.1**	(16.1)	**36.1**	(16.1)

During the year, the Group operated two defined benefit retirement schemes in Hong Kong, namely the Workmen Retirement Scheme and the Local Employees Provident Scheme. The Workmen Retirement Scheme is a final salary defined benefit scheme. The Local Employees Provident Scheme provides benefits based on accumulated contributions with investment returns. The contributions made by the Group and the employees before 1st July 2003 are subject to a minimum guaranteed return, and because of the minimum guaranteed return, this part of the Local Employees Provident Scheme constitutes a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return. The contributions made by the Group and the employees since 1st July 2003 are invested in the investment choices chosen by the employees. This part of the Local Employees Provident Scheme is a defined contribution scheme because the minimum guaranteed return is no longer applicable.

Effective from 15th February 2006, the Local Employees Provident Scheme was converted into a defined contribution scheme as described in Note 2 (s).

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2006	2005
	HK$'M	HK$'M
Fair value of plan assets	**376.8**	1,891.9
Present value of funded obligations	**(272.0)**	(1,832.4)
Present value of overfunded obligations	**104.8**	59.5
Unrecognised actuarial gains	**(68.7)**	(75.6)
Asset/ (liability) in the balance sheet	**36.1**	(16.1)
Experience adjustments arising on plan liabilities – gain	**5.5**	6.7
Experience adjustments arising on plan assets – gain	**119.3**	2.2

The plan assets did not include any ordinary shares of the Company as at 31st December 2006 (2005: HK$80.4 million).

The amounts recognised in the income statement are as follows:

	Group and Company	
	2006	2005
	HK$'M	HK$'M
Current service cost	**11.5**	11.1
Interest cost	**18.7**	78.3
Expected return on plan assets	**(29.6)**	(110.6)
Total	**0.6**	(21.2)

23. Retirement benefit assets and liabilities (continued)

The movement in the fair value of plan assets are as follows:

	Group and Company	
	2006 **HK$'M**	2005 HK$'M
At 1st January	**1,891.9**	1,847.3
Expected return on plan assets	**29.6**	110.6
Actuarial gain	**119.3**	2.2
Contribution paid	**9.1**	9.1
Benefits paid	**(31.5)**	(77.3)
Settlements on curtailment	**(1,641.6)**	–
At 31st December	**376.8**	1,891.9

The actual return on plan assets was HK$148.9 million (2005: HK$112.8 million).

Movement in the asset/ (liability) recognised in the balance sheet:

	Group and Company	
	2006 **HK$'M**	2005 HK$'M
At 1st January	**(16.1)**	(46.4)
Total (expense)/ income (Note 10)	**(0.6)**	21.2
Contribution paid	**9.1**	9.1
Gains on curtailment	**43.7**	–
At 31st December	**36.1**	(16.1)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Group and Company	
	2006 **%**	2005 %
Equity securities	**70.0**	78.3
Debt securities	**19.5**	18.0
Cash	**10.5**	3.7

The principal actuarial assumptions used are as follows:

	Group and Company	
	2006 **%**	2005 %
Discount rate	**3.8**	4.3
Expected rate of return on plan assets	**6.0**	6.0
Expected rate of future salary increases	**3.5**	3.5

24. Property under development for sale

Property under development for sale represented the residential portion of the Ma Tau Kok South property development project (the "Project"), also known as Grand Waterfront. On 2nd August 2002, the Group entered into a development agreement with Henderson Land Development Company Limited and its subsidiaries (collectively "Henderson") under which Henderson paid to the Group a sum of HK$380.5 million for an entitlement to 27 per cent of the net sales proceeds of the residential portion of the Project. Under the same agreement, Henderson was appointed to provide certain property development related services and materials to the Project for a total amount not exceeding HK$97.0 million. During the year, the Group incurred HK$39.2 million (2005: HK$15.6 million) in respect of this.

During 2006, the residential portion of the Project was completed. The related costs were transferred from property under development for sale to completed property for sale.

	Group	
	2006 **HK$'M**	2005 HK$'M
Cost		
At 1st January	**579.8**	242.8
Additions	**1,779.2**	325.9
Interest capitalised	**18.9**	11.1
Transfer to completed property for sale	**(2,377.9)**	-
At 31st December	**-**	579.8

25. Inventories

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Stores and materials	**508.1**	490.9	**410.8**	420.0
Work in progress	**426.1**	430.4	**381.8**	398.2
	934.2	921.3	**792.6**	818.2

The Group wrote inventories back by HK$0.5 million (2005: wrote down by HK$3.8 million) to net realisable value during the year.

26. Trade and other receivables

	Group 2006 HK$'M	Group 2005 HK$'M	Company 2006 HK$'M	Company 2005 HK$'M
Trade receivables (Note a)	**1,296.2**	1,322.4	**1,130.3**	1,203.3
Instalment receivables (Note b)	**2,287.1**	–	**–**	–
Other receivables (Note c)	**434.1**	670.3	**148.3**	407.4
Payment in advance	**135.8**	111.5	**12.6**	21.4
	4,153.2	2,104.2	**1,291.2**	1,632.1

The Group recognised a loss of HK$28.6 million (2005: HK$27.1 million) for the impairment of its trade receivables during the year. The impairment has been included in other operating items (Note 6).

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2006, the aging analysis of the trade receivables, net of impairment provision, was as follows:

	Group 2006 HK$'M	Group 2005 HK$'M	Company 2006 HK$'M	Company 2005 HK$'M
0 – 30 days	**1,074.3**	1,142.9	**967.9**	1,057.1
31 – 60 days	**55.9**	50.2	**43.1**	46.0
61 – 90 days	**24.0**	15.8	**17.7**	13.8
Over 90 days	**142.0**	113.5	**101.6**	86.4
	1,296.2	1,322.4	**1,130.3**	1,203.3

(b) This represents the instalment receivables for the sale of residential units of Grand Waterfront.

(c) Other receivables include HK$65.7 million (2005: HK$290.3 million) deposits paid for further investment in PRC projects.

27. Financial assets at fair value through profit or loss

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Debt securities (Note a)	**1,555.1**	1,639.4	**38.8**	77.5
Equity securities (Note b)	**118.3**	248.1	**8.6**	–
Derivative financial instruments	**2.2**	3.5	**2.2**	3.9
	1,675.6	1,891.0	**49.6**	81.4
Market value of listed investments	**126.5**	261.7	**8.6**	–
Notes				
(a) Debt securities				
Listed – overseas	**8.2**	13.6	**–**	–
Unlisted	**1,546.9**	1,625.8	**38.8**	77.5
	1,555.1	1,639.4	**38.8**	77.5
(b) Equity securities				
Listed - Hong Kong	**34.8**	182.5	**4.4**	–
Listed – overseas	**83.5**	65.6	**4.2**	–
	118.3	248.1	**8.6**	–

As at 31st December 2006, no financial assets were designated as at fair value through profit or loss.

28. Time deposits, cash and bank balances

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Time deposits over three months	**31.3**	8.7	**–**	–
Time deposits up to three months	**1,076.8**	937.2	**413.4**	140.9
Cash and bank balances	**653.9**	537.5	**59.5**	86.4
	1,730.7	1,474.7	**472.9**	227.3

The effective interest rates on time deposits in Hong Kong and the PRC were 5.08 per cent and 2.33 per cent respectively (2005: 4.04 per cent and 2.47 per cent). These deposits have an average maturity within 60 days.

29. Trade and other payables

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Trade payables (Note a)	**442.7**	400.4	**121.1**	216.6
Other payables and accruals (Note b)	**3,295.2**	1,347.1	**538.4**	549.3
	3,737.9	1,747.5	**659.5**	765.9

Notes

(a) At 31st December 2006, the aging analysis of the trade payables was as follows:

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
0 – 30 days	**325.4**	313.2	**120.4**	216.3
31 – 60 days	**34.9**	13.6	**0.7**	0.3
61 – 90 days	**7.3**	6.9	**-**	-
Over 90 days	**75.1**	66.7	**-**	-
	442.7	400.4	**121.1**	216.6

(b) The balance includes an amount of approximately HK$637 million (2005: HK$380.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

30. Borrowings

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Non-current				
Bank loans	**5,576.9**	2,370.2	**2,550.0**	2,350.0
Finance lease liability	**32.3**	54.6	**-**	-
	5,609.2	2,424.8	**2,550.0**	2,350.0
Current				
Bank overdrafts	**10.4**	9.1	**10.4**	9.1
Bank loans	**2,510.9**	5,825.8	**621.6**	4,807.9
Finance lease liability	**47.3**	22.3	**-**	-
	2,568.6	5,857.2	**632.0**	4,817.0
Total borrowings	**8,177.8**	8,282.0	**3,182.0**	7,167.0

All bank loans and overdrafts are unsecured. The finance lease which is effectively secured as the rights to the leased plant and equipment revert to the lessor in the event of default.

The exposure of the Group's and Company's borrowings to interest-rate changes and the contractual repricing dates are all within 6 months from the balance sheet date.

30. Borrowings (continued)

The maturity of borrowings is as follows:

	Group				Company	
	Bank loans and overdrafts		Finance lease		Bank loans and overdrafts	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Within 1 year	**2,521.3**	5,834.9	**47.3**	22.3	**632.0**	4,817.0
Between 1 and 2 years	**1,574.9**	7.7	**21.1**	18.5	**1,550.0**	–
Between 2 and 5 years	**4,000.0**	2,360.6	**11.2**	36.1	**1,000.0**	2,350.0
Wholly repayable within 5 years	**8,096.2**	8,203.2	**79.6**	76.9	**3,182.0**	7,167.0
Over 5 years	**2.0**	1.9	**–**	–	**–**	–

The effective interest rates at the balance sheet date were as follows:

	Group			
	2006		2005	
	HK$	**RMB**	HK$	RMB
Bank overdrafts	**7.8%**	**N/A**	7.8%	N/A
Bank loans	**4.2%**	**4.9%**	4.3%	4.7%
Finance lease liability	**N/A**	**7.8%**	N/A	7.8%

The carrying amounts of all borrowings approximate their fair values.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Hong Kong dollar	**6,846.6**	7,773.4	**3,182.0**	7,167.0
Renminbi	**1,331.2**	508.6	**–**	–
	8,177.8	8,282.0	**3,182.0**	7,167.0

30. Borrowings (continued)

	Group	
	2006	2005
	HK$'M	HK$'M
Finance lease liability – minimum lease payments:		
Not later than 1 year	**60.3**	30.5
Later than 1 year and not later than 5 years	**34.5**	61.1
	94.8	91.6
Future finance charges on finance leases	**(15.2)**	(14.7)
Present value of finance lease liability	**79.6**	76.9
The present value of finance lease liability is as follows:		
Not later than 1 year	**47.3**	22.3
Later than 1 year and not later than 5 years	**32.3**	54.6
	79.6	76.9

31. Deferred taxation

The movement in the deferred taxation is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 1st January	**1,072.7**	985.3	**997.3**	931.0
Charged to income statement (Note 12)	**58.6**	87.4	**24.6**	66.3
At 31st December	**1,131.3**	1,072.7	**1,021.9**	997.3

31. Deferred taxation (continued)

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax assets and liabilities during the year is as follows:

Group

Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2006 HK$'M	2005 HK$'M	**2006 HK$'M**	2005 HK$'M	**2006 HK$'M**	2005 HK$'M
At 1st January	**1,065.5**	971.7	**22.8**	20.5	**1,088.3**	992.2
Charged to income statement	**59.1**	93.8	**2.4**	2.3	**61.5**	96.1
At 31st December	**1,124.6**	1,065.5	**25.2**	22.8	**1,149.8**	1,088.3

Deferred tax assets

	Provisions		Tax losses		Total	
	2006 HK$'M	2005 HK$'M	**2006 HK$'M**	2005 HK$'M	**2006 HK$'M**	2005 HK$'M
At 1st January	**(7.9)**	(4.5)	**(7.7)**	(2.4)	**(15.6)**	(6.9)
Credited to income statement	**(1.5)**	(3.4)	**(1.4)**	(5.3)	**(2.9)**	(8.7)
At 31st December	**(9.4)**	(7.9)	**(9.1)**	(7.7)	**(18.5)**	(15.6)
Net deferred taxation at 31st December					**1,131.3**	1,072.7

Company

Deferred tax liabilities

	Accelerated tax depreciation	
	2006 HK$'M	2005 HK$'M
At 1st January	**1,005.2**	936.2
Charged to income statement	**26.0**	69.0
At 31st December	**1,031.2**	1,005.2

Deferred tax assets

	Provisions	
	2006 HK$'M	2005 HK$'M
At 1st January	**(7.9)**	(5.2)
Credited to income statement	**(1.4)**	(2.7)
At 31st December	**(9.3)**	(7.9)
Net deferred taxation at 31st December	**1,021.9**	997.3

32. Share capital

	Ordinary shares of HK$0.25 each			
	Number of shares		Nominal Value	
	2006	2005	**2006** HK$'M	2005 HK$'M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and fully paid:				
At 1st January	**5,508,759,988**	5,614,769,988	**1,377.2**	1,403.7
Repurchase of shares	**–**	(106,010,000)	**–**	(26.5)
At 31st December	**5,508,759,988**	5,508,759,988	**1,377.2**	1,377.2

33. Share premium

	Group and Company	
	2006 HK$'M	2005 HK$'M
At 1st January and 31st December	**3,907.8**	3,907.8

34. Reserves

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group							
At 1st January 2006	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
Profit attributable to shareholders	-	-	-	-	-	5,862.6	5,862.6
Change in fair value	69.4	-	-	-	-	-	69.4
Revaluation surplus of available-for-sale financial asset removed on disposals	(7.2)	-	-	-	-	-	(7.2)
Capital reserve from jointly controlled entities	-	-	-	67.7	-	-	67.7
Capital reserve from subsidiaries	-	-	-	1.3	-	-	1.3
Exchange differences	-	-	-	-	212.1	-	212.1
2005 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2005 final dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
2006 interim dividend paid	-	-	-	-	-	(661.1)	(661.1)
At 31st December 2006	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7
Company and subsidiaries	64.2	3,320.0	189.7	9.2	119.3	7,448.9	11,151.3
Associated companies	-	-	-	-	9.8	1,864.0	1,873.8
Jointly controlled entities	-	-	-	128.2	141.5	2,113.9	2,383.6
	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7
Balance after 2006 final dividend proposed	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
2006 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
	64.2	3,320.0	189.7	137.4	270.6	11,426.8	15,408.7
Company							
At 1st January 2006	(0.1)	3,320.0	189.7	-	-	166.2	3,675.8
Profit attributable to shareholders	-	-	-	-	-	2,618.5	2,618.5
Change in fair value	2.3	-	-	-	-	-	2.3
2005 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
2005 final dividend paid	-	-	-	-	-	(1,267.0)	(1,267.0)
2006 interim dividend paid	-	-	-	-	-	(661.1)	(661.1)
At 31st December 2006	2.2	3,320.0	189.7	-	-	2,123.6	5,635.5
Balance after 2006 final dividend proposed	2.2	3,320.0	189.7	-	-	856.6	4,368.5
2006 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
	2.2	3,320.0	189.7	-	-	2,123.6	5,635.5

34. Reserves (continued)

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group							
At 1st January 2005	209.6	3,320.0	163.2	-	-	4,482.9	8,175.7
Profit attributable to shareholders	-	-	-	-	-	5,281.4	5,281.4
Change in fair value	(32.5)	-	-	-	-	-	(32.5)
Recognition of Henderson Cyber as an associated company	(168.3)	-	-	-	-	70.8	(97.5)
Revaluation surplus of available-for-sale financial asset removed on disposals	(6.8)	-	-	-	-	-	(6.8)
Capital reserve from jointly controlled entities	-	-	-	68.4	-	-	68.4
Exchange differences	-	-	-	-	58.5	-	58.5
Shares repurchased	-	-	26.5	-	-	(1,681.2)	(1,654.7)
2004 final dividend proposed	-	-	-	-	-	1,291.4	1,291.4
2004 final dividend paid	-	-	-	-	-	(1,284.3)	(1,284.3)
2005 interim dividend paid	-	-	-	-	-	(668.7)	(668.7)
At 31st December 2005	2.0	3,320.0	189.7	68.4	58.5	7,492.3	11,130.9
Company and subsidiaries	2.0	3,320.0	189.7	7.9	36.9	4,934.1	8,490.6
Associated companies	-	-	-	-	-	762.0	762.0
Jointly controlled entities	-	-	-	60.5	21.6	1,796.2	1,878.3
	2.0	3,320.0	189.7	68.4	58.5	7,492.3	11,130.9
Balance after 2005 final dividend proposed	2.0	3,320.0	189.7	68.4	58.5	6,225.3	9,863.9
2005 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
	2.0	3,320.0	189.7	68.4	58.5	7,492.3	11,130.9
Company							
At 1st January 2005	1.3	3,320.0	163.2	-	-	1,088.1	4,572.6
Profit attributable to shareholders	-	-	-	-	-	2,687.9	2,687.9
Change in fair value	(1.4)	-	-	-	-	-	(1.4)
Shares repurchased	-	-	26.5	-	-	(1,681.2)	(1,654.7)
2004 final dividend proposed	-	-	-	-	-	1,291.4	1,291.4
2004 final dividend paid	-	-	-	-	-	(1,284.3)	(1,284.3)
2005 interim dividend paid	-	-	-	-	-	(668.7)	(668.7)
At 31st December 2005	(0.1)	3,320.0	189.7	-	-	1,433.2	4,942.8
Balance after 2005 final dividend proposed	(0.1)	3,320.0	189.7	-	-	166.2	3,675.8
2005 final dividend proposed	-	-	-	-	-	1,267.0	1,267.0
	(0.1)	3,320.0	189.7	-	-	1,433.2	4,942.8

34. Reserves (continued)

The general reserve represents unappropriated profits set aside by and at the discretion of the Board of Directors. It is applicable for any purpose to which the profits of the Company may properly be applied, for employment in the business of the Company or for investments as the Board of Directors from time to time thinks fit.

The distributable reserves of the Company at 31st December 2006, comprising general reserve and unappropriated profits, amounted to HK$5,443.6 million (2005: HK$4,753.2 million) before the proposed final dividend for the year ended 31st December 2006.

35. Contingent liabilities

Guarantees have been executed in respect of banking facilities as follows:

	Group		Company	
	2006 HK$'M	2005 HK$'M	**2006 HK$'M**	2005 HK$'M
Subsidiaries	**-**	-	**3,096.5**	606.4
Associated companies	**-**	840.0	**-**	840.0
	-	840.0	**3,096.5**	1,446.4

Save as disclosed above, the Company and the Group did not have any further contingent liabilities as at 31st December 2006.

36. Commitments

(a) Capital expenditures for property, plant and equipment

	Group		Company	
	2006 HK$'M	2005 HK$'M	**2006 HK$'M**	2005 HK$'M
Authorised but not brought into the accounts at 31st December	**1,019.9**	1,159.3	**398.3**	716.7
Of which, contracts had been entered into at 31st December	**684.6**	841.1	**398.3**	484.5

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	2006 HK$'M	2005 HK$'M
Authorised but not brought into the accounts at 31st December	**988.4**	747.1
Of which, contracts had been entered into at 31st December	**375.6**	494.0

36. Commitments (continued)

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that as at 31st December 2006, the Group's commitments to these projects were approximately HK$767 million (2005: HK$126 million).

(d) Lease commitments

At 31st December 2006, future aggregate minimum lease payments of land, buildings and equipment under non-cancellable operating leases were as follows:

	Group		Company	
	2006 **HK$'M**	2005 HK$'M	**2006** **HK$'M**	2005 HK$'M
Not later than 1 year	**26.2**	22.4	**20.3**	17.1
Later than 1 year and not later than 5 years	**22.8**	23.9	**14.7**	14.0
Later than 5 years	**45.7**	39.6	**–**	–
	94.7	85.9	**35.0**	31.1

37. Related party transactions

Henderson Land Development Company Limited ("Henderson") is a related party of the Group by virtue of its significant interest in and influence over the Group. Other related parties include subsidiaries of Henderson and two banks with common directors with the Company. During the year, the transactions carried out and year end balances with the associated companies, jointly controlled entities and other related parties are shown as follows:

(i) Interest income and sales of goods and services

	Group	
	2006 **HK$'M**	2005 HK$'M
Associated companies		
Loan interest income (Note a)	**1.9**	1.9
Jointly controlled entities		
Sale of goods and services (Note b)	**22.9**	–
Loan interest income (Note a)	**20.4**	64.2
Other related parties		
Sale of goods and services (Note b)	**2.4**	11.7
Interest income from bank deposits (Note b)	**21.0**	9.9

37. Related party transactions (continued)

(ii) Interest expense and purchase of goods and services

	Group	
	2006	2005
	HK$'M	HK$'M
Associated company		
Purchase of goods and services (Note b)	**6.9**	–
Jointly controlled entities		
Purchase of goods and services (Note b)	**4.4**	–
Other related parties		
Purchase of goods and services (Note b)	**52.2**	16.5
Interest expense for bank loans (Note b)	**30.2**	18.3

Notes

(a) For the terms of loans, please refer to Notes 20 and 21.

(b) These related party transactions were conducted at prices and terms as agreed by parties involved.

(iii) Year end balances arising from interest income, interest expense and sale or purchase of goods and services

	Group As at 31st December	
	2006	2005
	HK$'M	HK$'M
Loans and interest receivables from:		
Associated companies	**2,991.7**	2,269.3
Jointly controlled entities	**1,118.2**	1,934.4
Time deposits and interest receivable from:		
Other related parties	**424.9**	83.6
Bank loans and interest payable to:		
Other related parties	**587.2**	891.4
Trade receivables from:		
Jointly controlled entity	**12.7**	–
Other related parties	**1.1**	0.9
Trade payables to:		
Associated company	**1.6**	–
Jointly controlled entities	**0.1**	–
Other related parties	**14.7**	–

(iv) Other related party transactions are also disclosed in Notes 11, 20, 21, 24, 29 and 35.

38. Events after balance sheet date

On 4th December 2006, the Company and Hong Kong & China Gas (China) Limited ("HK&CG (China)") entered into an agreement with Panva Gas Holdings Limited ("Panva Gas") pursuant to which Panva Gas has conditionally agreed to purchase eight wholly owned subsidiaries ("Target Companies") from HK&CG (China) and to take assignment of the outstanding loans due from the Target Companies to HK&CG (China) as at the date of Completion ("Shareholder Loans"). HK&CG (China) is a wholly owned subsidiary of the Company.

In consideration for this transaction, Panva Gas agreed to allot and issue 772,911,729 of its ordinary shares of HK$0.10 each (each credited as fully paid), representing 45% of the share capital of Panva Gas as at the date of the agreement as enlarged by the issue of these shares to HK&CG (China).

The acquisition was completed on 1st March 2007. Immediately upon the completion, the Target Companies ceased to be subsidiaries of the Group. The Company, through HK&CG (China), owns approximately 43.97% of the enlarged issued share capital of Panva Gas and becomes the largest shareholder of Panva Gas. Panva Gas is treated as an associated company at an initial carrying value of approximately HK$2.9 billion, which represents the fair value of the Panva Gas shares issued and the post-acquisition consolidated results of Panva Gas will be accounted for by the Company by equity method of accounting. The Company will determine the amount of goodwill arising from the acquisition in accordance with the HKFRS 3 "Business Combinations" which will be included in the investment in associated company. Such goodwill is subject to impairment assessment as required by the HKAS 28 "Investment in Associates" and the HKAS 36 "Impairment of Assets".

The Group has recorded a gain on disposal of approximately HK$2.2 billion as a result of the disposal of its interest in the Target Companies in 2007. The disposal gain is determined based on the difference in the fair value of the Panva Gas shares issued as the consideration as at 1st March 2007 of HK$3.77 per Panva Gas share over the aggregate net assets value of the Target Companies attributable to the Company as at the date of completion, the carrying amount of Shareholder Loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

39. Reconciliation of profit before taxation to net cash from operating activities

	Group 2006 HK$'M	Group 2005 HK$'M
Profit before taxation	**6,804.2**	5,920.4
Share of profits less losses of associated companies	**(1,102.0)**	(699.0)
Share of profits less losses of jointly controlled entities	**(316.1)**	(1,683.0)
Interest income	**(330.1)**	(243.0)
Interest expense	**310.2**	114.6
Dividend income from equity securities	**(44.5)**	(34.3)
Depreciation and amortisation	**603.3**	504.1
Loss on disposal/ write off of property, plant and equipment	**111.9**	57.8
Net realised and unrealised gains on investments in financial assets at fair value through profit or loss	**(121.0)**	(59.0)
Gain on disposal of available-for-sale financial assets	**(12.7)**	(8.0)
Profits tax paid	**(599.3)**	(144.2)
Exchange differences	**(20.0)**	–
Changes in working capital		
Increase in customers' deposits	**30.9**	45.3
Increase in completed property for sale/ property under development for sale	**(549.0)**	(325.8)
Increase in inventories	**(13.8)**	(198.6)
Increase in trade and other receivables	**(2,178.7)**	(557.7)
Decrease in housing loans to staff	**22.3**	24.3
Increase in trade and other payables	**2,025.7**	413.6
Changes in retirement benefit assets/ liabilities	**(42.7)**	(30.3)
Net cash from operating activities	**4,578.6**	3,097.2

40. Acquisition of further interest in a subsidiary

In August 2006, the Group acquired a further 30 per cent interest of Guangzhou Jianke Hong Kong & China Gas Company Limited and thereafter it became a wholly owned subsidiary of the Group. The goodwill is calculated as follows:

	Group 2006 HK$'M
Purchase consideration:	
Cash paid for acquisition of further interest in a subsidiary	**7.4**
Carrying value of net assets acquired for further interest in a subsidiary	**(7.1)**
Goodwill (Note 18)	**0.3**

Subsidiaries

The following is a list of the principal subsidiaries as at 31st December 2006:

Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
Barnaby Assets Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities investment
Danetop Services Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities investment
# Eagle Legend International Company Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
ECO Energy Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG filling stations
ECO Landfill Gas (NENT) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Landfill gas project
Δ HKCG (Finance) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
Δ HDC Data Centre Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Data centre operation
Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment holding
† Hong Kong & China Gas Investment Limited	US$ 30.0 million	100	PRC	Investment holding
Hong Kong & China Water Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment holding
Investstar Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Securities investment
Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding
Pathview Properties Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding
Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property holding
Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding

Δ Newly formed during the year
† Wholly foreign-owned enterprise
# Direct subsidiaries of the Company

Subsidiaries (continued)

The following is a list of the principal subsidiaries as at 31st December 2006:

	Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
#	P-Tech Engineering Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Engineering, and production of industrial gas
#	Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance testing
	Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property development
	Summit Result Developments Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
	Superfun Enterprises Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities investment
	Towngas Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, restaurant and retail sales
#	Towngas International Company Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding
#	Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
	Towngas Telecommunications Fixed Network Limited	35,000,000 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications business
	Upwind International Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities investment
	U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and related businesses
	Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of automatic meter reading system

Direct subsidiaries of the Company

Subsidiaries (continued)

The following is a list of PRC project companies which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2006:

	Name	Registered capital	Percentage of registered capital held	Place of incorporation/ operation	Principal activity
	Danyang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
	Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas sales and related businesses
^	Guangzhou Hong Kong and China Gas Company Limited	RMB 105.0 million	80	PRC	Gas sales and related businesses
†	Guangzhou Jianke Hong Kong and China Gas Company Limited	RMB 22.5 million	100	PRC	Gas sales and related businesses
	Huzhou Hong Kong and China Gas Company Limited	RMB 86.9 million	95	PRC	Gas sales and related businesses
	Jilin Hong Kong and China Gas Company Limited	RMB 100.0 million	63	PRC	Gas sales and related businesses
Δ	Jintan Hong Kong and China Gas Company Limited	RMB 60.0 million	60	PRC	Gas sales and related businesses
†	Longkou Hong Kong and China Gas Company Limited	RMB 42.0 million	100	PRC	Gas sales and related businesses
	Qingdao Dong Yi Hong Kong and China Gas Company Limited	RMB 30.0 million	60	PRC	Gas Sales and related businesses
	Qingdao Zhongji Hong Kong and China Gas Company Limited	RMB 18.5 million	90	PRC	Gas sales and related businesses
Δ	Shanxi Hong Kong & China Coalbed Gas Company Limited	RMB 140.0 million	70	PRC	Gas sales and related businesses
# *	Shunde Hong Kong and China Gas Company Limited	RMB 100.0 million	60	PRC	Gas sales and related businesses
	Taizhou Hong Kong and China Gas Company Limited	RMB 83.0 million	65	PRC	Gas sales and related businesses
	Tongxiang Hong Kong and China Gas Company Limited	RMB 57.9 million	76	PRC	Gas sales and related businesses
	Wujiang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
	Wujiang Hong Kong and China Water Company Limited	RMB 300.0 million	80	PRC	Water supply and related businesses
#	Wuhu Hong Kong and China Water Company Limited	RMB 300.0 million	75	PRC	Water supply and related businesses
	Xuzhou Hong Kong and China Gas Company Limited	RMB 125.0 million	80	PRC	Gas sales and related businesses
	Yixing Hong Kong and China Gas Company Limited	RMB 124.0 million	80	PRC	Gas sales and related businesses
† Δ	Yingkou Hong Kong and China Gas Company Limited	US$ 5.0 million	100	PRC	Gas sales and related businesses
	Zhongshan Hong Kong and China Gas Limited	RMB 96.0 million	70	PRC	Gas sales and related businesses
	Zhangjiagang Hong Kong and China Gas Company Limited	RMB 60.0 million	51	PRC	Gas sales and related businesses

Δ Newly formed during the year
^ Formally known as Panyu Hong Kong and China Gas Limited
* A jointly controlled entity of the Company prior to January 2006
† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company

Corporate Information

Chairman

LEE Shau Kee

Directors

LIU Lit Man*
LEUNG Hay Man*
Colin LAM Ko Yin
David LI Kwok Po*
Ronald CHAN Tat Hung
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

* Independent Non-executive Director

Managing Director

Alfred CHAN Wing Kin

Executive Director and Company Secretary

Ronald CHAN Tat Hung

Executive Director and Chief Operating Officer

James KWAN Yuk Choi

Registered Office

23rd Floor, 363 Java Road,
North Point, Hong Kong

Company's Website

www.towngas.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East, Hong Kong

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central,
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central,
Hong Kong

Financial Calendar

Half-Year Results	Announced on Wednesday, 13th September 2006
Full-Year Results	Announced on Monday, 19th March 2007
Annual Report	Posted to Shareholders on Wednesday, 25th April 2007
Register of Shareholders	To be closed on Thursday, 10th May 2007 to Monday, 14th May 2007
Annual General Meeting	To be held on Monday, 21st May 2007
Dividends – Interim	12 cents – Paid on Monday, 23rd October 2006
– Final (Proposed)	23 cents – Payable on Tuesday, 22nd May 2007
Bonus Issue of Shares (Proposed)	Share certificates to be posted to Shareholders on Tuesday, 22nd May 2007

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's Registrars free of charge. The website version of this Annual Report is also available on the Company's website.

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
www.towngas.com

DESIGN FORMAT LIMITED www.format.com.hk THIS REPORT IS PRINTED ON ENVIRONMENTAL PAPER

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
ISSUE OF BONUS SHARES AND
RENEWAL OF THE GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Monday, 21st May 2007 at noon at which the above proposals will be considered is set out on pages 11 to 14. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

25th April 2007

Page

EXPECTED TIMETABLE

	2007
Latest date of dealing in Shares cum entitlements to the final dividend and the Bonus Share Issue	Monday, 7th May
First date of dealing in Shares ex entitlements to the final dividend and the Bonus Share Issue	Tuesday, 8th May
Latest time for lodging transfers for entitlements to the final dividend and the Bonus Share Issue	4:30 p.m. on Wednesday, 9th May
Book close period (both days inclusive)	From Thursday, 10th May to Monday, 14th May
Record Date for determination of entitlement to the final dividend and Bonus Share Issue and right to attend and vote at the Annual General Meeting	Monday, 14th May
Register re-opens	Tuesday, 15th May
Proxy forms for the Annual General Meeting to be returned by	Noon on Saturday, 19th May
Annual General Meeting	Noon on Monday, 21st May
Despatch of dividend cheques and certificates for Bonus Shares	Tuesday, 22nd May
First date of dealing in Bonus Shares	On or about Friday, 25th May

In this document and the appendices the following expressions have the following meanings unless the context otherwise requires:-

"Annual General Meeting"	the annual general meeting of the Company to be held on Monday, 21st May 2007 at noon, notice of which is set out on pages 11 to 14 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board"	the board of Directors
"Bonus Share Issue"	issue of Bonus Shares
"Bonus Shares"	the Shares proposed to be issued by way of bonus on the terms set out in this document
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	18th April 2007, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	Monday, 14th May 2007, being the date for determination of entitlement to the final dividend and Bonus Shares, and right to attend and vote at the Annual General Meeting
"Register"	The register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$"	Hong Kong dollars

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. Lee Shau Kee, Chairman*
Mr. Liu Lit Man**
Mr. Leung Hay Man**
Mr. Colin Lam Ko Yin*
Dr. The Hon. David Li Kwok Po**
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit*
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing*

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

25th April 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS ISSUE OF BONUS SHARES AND RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

1. INTRODUCTION

In the announcement dated 19th March 2007 of the audited results of the Company for the financial year ended 31st December 2006, the Directors proposed the Bonus Share Issue, details of which, together with a proposal to renew general mandates granted to the Directors to issue Shares and repurchase Shares are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve, *inter alia*, the re-election of retiring Directors, the Bonus Share Issue and the renewal of the general mandates to issue Shares and repurchase Shares.

2. RE-ELECTION OF RETIRING DIRECTORS

According to the Articles of Association, one-third of the non-executive directors and one-third of the executive directors of the Company are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing, non-executive directors of the Company, and Mr. Alfred Chan Wing Kin, executive director of the Company, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Alfred Chan Wing Kin are set out in Appendix I to this document.

3. ISSUE OF BONUS SHARES

The Directors recommend a bonus issue of Shares, credited as fully paid by way of capitalisation of part of the Company's share premium account, on the basis of one Bonus Share for every ten existing Shares held by Shareholders whose names are on the Register on the Record Date. The Bonus Shares will rank *pari passu* in all respects with the Shares from their date of issue except that they will not rank for any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2006. Fractional entitlements to Bonus Shares will not be allotted to Shareholders and will be aggregated and sold for the benefit of the Company. As at the Latest Practicable Date, the number of Shares in issue was 5,508,759,988 Shares. On the basis of such figure, and assuming there is no issue or repurchase of Shares prior to the Record Date, the number of Bonus Shares to be issued is 550,875,998 Shares.

4. CONDITIONS OF THE BONUS SHARE ISSUE

The Bonus Share Issue is conditional upon:–

(a) Shareholders approving Resolution 5(I) as set out in the notice of Annual General Meeting of the Company at the Annual General Meeting; and

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Bonus Shares.

5. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2006 and Bonus Share Issue, and the right to attend and vote at the Annual General Meeting. In order to be entitled to attend and vote at the Annual General Meeting, and to qualify for the proposed final dividend and Bonus Share Issue, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Wednesday, 9th May 2007.

6. TRADING ARRANGEMENTS

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Bonus Shares. Subject to the granting of listing of and permission to deal on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date on which dealings in the Bonus Shares commence on the Stock Exchange or such other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Settlement of transactions between members of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.

The Bonus Shares will be traded in board lots of 1,000 Shares each. It is expected that certificates for the Bonus Shares will be posted to Shareholders on Tuesday, 22nd May 2007 at their own risk and the first date of dealing in the Bonus Shares will be on or about Friday, 25th May 2007.

The Shares are not listed or dealt in on any stock exchange other than the Stock Exchange. The Directors do not intend to apply for listing of or permission to deal in the Bonus Shares on any stock exchange other than the Stock Exchange.

Stamp duty in Hong Kong will be payable in respect of dealings in the Bonus Shares.

7. RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 19th May 2006, ordinary resolutions were passed to renew the general mandates to the Board (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the relevant resolution; and (ii) to allot, issue and otherwise deal with Shares not exceeding, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 19th May 2006 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 5(II), 5 (III) and 5(IV) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board wishes to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

As at the Latest Practicable Date, the number of Shares in issue was 5,508,759,988 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Company would be allowed under the general mandate to issue Shares to allot and issue up to 1,101,751,997 Shares representing 20 per cent of the issued share capital of the Company.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the resolution pertaining to the proposed renewal of the share repurchase mandate is set out in the Appendix II to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

8. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 21st May 2007 at noon is set out on pages 11 to 14. At the Annual General Meeting, ordinary resolutions numbered 3, 5(I), 5(II), 5(III) and 5(IV) will be proposed to re-elect the retiring Directors, to approve the Bonus Shares Issue, the renewal of the general mandate for the repurchase of Shares and the renewal of the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting even if you have completed and sent in a proxy form.

Pursuant to Article 70 of the Articles of Association, a resolution put to the vote at any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded. Subject to the Ordinance and the rules prescribed by the Stock Exchange from time to time, a poll may be demanded by:

(a) the chairman of the general meeting; or

(b) at least three Shareholders present in person or by proxy and entitled to vote; or

(c) any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the general meeting; or

(d) any Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the general meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

9. RECOMMENDATIONS

The Board believes that the re-election of the retiring Directors, Bonus Share Issue and the renewal of the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

Mr. Colin LAM Ko Yin B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T., *Non-executive Director*

Aged 55. Mr. Lam was appointed to the Board in 1983. He has more than 33 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong and a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Hong Kong Ferry (Holdings) Company Limited and a Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. He was also a Director of Henderson China Holdings Limited and Henderson Cyber Limited (in members' voluntary winding up) (both being listed companies in Hong Kong until their privatisation on 15th August 2005 and 12th December 2005 respectively).

Mr. Lam is a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18th May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

The term of office for Mr. Lam will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2006, Mr. Lam received a fixed remuneration of $130,000 as director's fee and other emoluments of approximately $40,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lam's re-election that need to be brought to the attention of the Shareholders.

Mr. LEE Ka Kit *Non-executive Director*

Aged 43. Mr. Lee was appointed to the Board in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), both of which are listed public companies. He was also the Chairman and President of Henderson China Holdings Limited and a Director of Henderson Cyber Limited (in members' voluntary winding up) (both being listed companies in Hong Kong until their privatisation on 15th August 2005 and 12th December 2005 respectively). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. He is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. Lee is a Vice Chairman of Henderson Development Limited ("Henderson Development"). Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Lee, as a discretionary beneficiary of discretionary trusts, is deemed to have an interest in 2,203,861,776 Shares (representing 40.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He is also taken to be interested in 9,500 shares (95 per cent) of Lane Success Development Limited, 2 shares (100 per cent) of Yieldway International Limited and 772,911,729 shares (43.97 per cent) of Panva Gas Holdings Limited, all of which are associated corporations of the Company.

The term of office for Mr. Lee will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company with reference to his duties and responsibilities. For the financial year ended 31st December 2006, Mr. Lee received a fixed remuneration of $130,000 as director's fee from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lee's re-election that need to be brought to the attention of the Shareholders.

Mr. LEE Ka Shing *Non-executive Director*

Aged 35. Mr. Lee was appointed to the Board in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), and Managing Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. He was also an Executive Director of Henderson China Holdings Limited and Henderson Cyber Limited (in members' voluntary winding up) (both being listed companies in Hong Kong until their privatisation on 15th August 2005 and 12th December 2005 respectively). Mr. Lee is a Member of the Ninth Guangxi.Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Ninth Foshan Committee of the Chinese People's Political Consultative Conference. He is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Lee is also a Vice Chairman of Henderson Development Limited ("Henderson Development"), Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Lee, as a discretionary beneficiary of discretionary trusts, is deemed to have an interest in 2,203,861,776 Shares (representing 40.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He is also taken to be interested in 9,500 shares (95 per cent) of Lane Success Development Limited, 2 shares (100 per cent) of Yieldway International Limited and 772,911,729 shares (43.97 per cent) of Panva Gas Holdings Limited, all of which are associated corporations of the Company.

The term of office for Mr. Lee will expire on 31st December 2008 and is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company with reference to his duties and responsibilities. For the financial year ended 31st December 2006, Mr. Lee received a fixed remuneration of $130,000 as director's fee from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lee's re-election that need to be brought to the attention of the Shareholders.

Mr. Alfred CHAN Wing Kin B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I., *Managing Director*

Aged 56. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board in January 1997 and as the Managing Director (executive director) in May 1997. Mr. Chan is the Chairman of Panva Gas Holdings Limited ("Panva Gas"), a listed public company. He is also a Director of Henderson Cyber Limited (in members' voluntary winding up) (a listed company in Hong Kong until its privatisation on 12th December 2005).

Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. Mr. Chan is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. He is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2006 – 2007. Mr. Chan received the Executive Award under the Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006.

As at the Latest Practicable Date, Mr. Chan has personal interest of 102,825 Shares (representing less than 0.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He also has interest in 3,600,000 share options granted by Panva Gas, an associated corporation of the Company, to subscribe for 3,600,000 shares (0.20 per cent) of Panva Gas.

As at the Latest Practicable Date, Mr. Chan has no fixed nor proposed term of director's service but is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was reviewed by the remuneration committee of the Company. His director's fee and other emoluments are determined with reference to his duties and responsibilities and the Company's performance and profitability. For the financial year ended 31st December 2006, Mr. Chan received a fixed remuneration of $130,000 as director's fee and other emoluments of approximately $19,090,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Chan's re-election that need to be brought to the attention of the Shareholders.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed renewal of the general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "Shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 5(II) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the renewal of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the Shares in issue as at the date of such Resolution. As at the Latest Practicable Date, the number of Shares in issue was 5,508,759,988 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Directors would be authorised to repurchase up to 550,875,998 Shares.

(ii) The Directors believe that the ability to repurchase Shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets per Share and/or earnings per Share. The Directors are seeking the renewal of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company in accordance with the Articles of Association and the laws of Hong Kong.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the annual report for the financial year ended 31st December 2006) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares to the Company in the event that the general mandate is renewed.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,226,174 Shares personally (0.06 per cent of the total issued Shares). In addition, 2,203,861,776 Shares (40.01 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("Henderson Development"), Fu Sang Company Limited ("Fu Sang") and some of the subsidiaries of Henderson Investment Limited ("Henderson Investment"). Henderson Land Development Company Limited ("Henderson Land Development"), a subsidiary of Henderson Development, beneficially owned more than 50 per cent of the issued shares of Henderson Investment. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of Henderson Development and Fu Sang. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal shareholding in the Company, Dr. Lee Shau Kee was interested in 2,207,087,950 Shares (40.07 per cent of the total issued Shares) as at the Latest Practicable Date. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage shareholding in the Company will amount to 44.52 per cent of the total issued Shares. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(x) No "connected person" (as defined in the Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares held by them to the Company in the event that the general mandate is renewed by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest *($)*	**Lowest** *($)*
April 2006	19.15	18.40
May 2006	19.00	17.25
June 2006	17.40	16.65
July 2006	17.72	17.00
August 2006	18.20	17.28
September 2006	18.56	17.86
October 2006	18.40	17.62
November 2006	17.98	17.06
December 2006	17.68	16.98
January 2007	17.74	17.20
February 2007	17.86	17.00
March 2007	18.10	16.46

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail.)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 21st May 2007 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (I) "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 14th May 2007 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 14th May 2007 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 14th May 2007 on the basis of one Bonus Share for every ten Shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank *pari passu* in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2006 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights

Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(III); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(IV) "**THAT** conditional upon the passing of Resolutions 5(II) and 5(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5(III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 25th April 2007

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting, and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Wednesday, 9th May 2007.

5. If approved, the dividend will be payable on Tuesday, 22nd May 2007. Share certificates for the Bonus Shares will be dispatched to shareholders on the same day.

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

（股份代號：0003）

股東週年大會通告
建議
重選退任董事
派送紅股
及
一般性授權
發行股份及購回股份的更新

香港中華煤氣有限公司訂於2007年5月21日星期一中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第11頁至第14頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2007年4月25日

目　錄

	2007年
買賣帶有可獲派發末期股息及紅股之股份之最後日期	5月7日星期一
買賣未帶有可獲派發末期股息及紅股之股份之首日	5月8日星期二
交回有關過戶文件以獲派發末期股息及紅股之最後期限	5月9日星期三下午4時30分
暫停辦理過戶登記(包括首尾兩天)	由5月10日星期四至5月14日星期一
確定對末期股息及派送紅股之享有權,以及有權出席股東週年大會及於會上投票之記錄日期	5月14日星期一
恢復辦理過戶登記	5月15日星期二
交回股東週年大會代表委任表格	5月19日星期六中午前
股東週年大會	5月21日星期一中午
寄發股息支票及紅股股票	5月22日星期二
首日買賣紅股	5月25日星期五或前後

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2007年5月21日星期一中午舉行之本公司股東週年大會，大會通告載於本文件第11頁至第14頁
「組織章程細則」	指	不時修訂的本公司組織章程細則
「董事會」	指	董事會
「派送紅股」	指	建議之紅股派送
「紅股」	指	建議按本文件所述條款發行作為紅利之股份
「中央結算系統」	指	由結算公司設立及經營之中央結算及交收系統
「本公司」	指	香港中華煤氣有限公司
「董事」	指	本公司的董事
「結算公司」	指	香港中央結算有限公司
「最後實際可行日期」	指	2007年4月18日，即本文件付印前確定本文件所載之若干資料之最後實際可行日期
「《上市規則》」	指	《聯交所證券上市規則》
「《條例》」	指	《公司條例》(香港法例第32章)
「記錄日期」	指	2007年5月14日星期一，即確定可獲發末期股息及紅股，以及有權出席股東週年大會及於會上投票之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」	指	香港幣值

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

董事:
李兆基博士(主席)*
廖烈文先生**
梁希文先生**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

* 非執行董事
** 獨立非執行董事

註冊辦事處:
香港
北角渣華道363號
23樓

敬啟者:

建議重選退任董事
派送紅股及
一般性授權發行股份及購回股份的更新

1. 緒言

於2007年3月19日公布本公司截至2006年12月31日止財政年度經審核業績時,董事會建議派送紅股。建議派送紅股的細節連同有關更新給予董事會發行股份及購回股份之一般性授權之建議詳見下文。除此以外,本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的,是考慮,其中包括,並在各股東認為適當之情況下通過決議案,以重選退任董事、批准派送紅股及更新發行股份及購回股份之一般性授權。

2. 重選退任董事

根據組織章程細則,在每一屆之股東週年大會上,三分之一之非執行董事及三分之一之執行董事須輪值告退。根據組織章程細則第97條,於本屆股東週年大會舉行時,林高演先生、李家傑先生及李家誠先生(本公司之非執行董事)及陳永堅先生(本公司之執行董事)輪值告退,但仍可再選連任。有關林高演先生、李家傑先生、李家誠先生及陳永堅先生之個人資料載於本文件之附錄一。

3. 派送紅股

董事會建議以本公司部分股本溢價賬撥充股本，按記錄日期名列股東名冊之股東每持有十股現有股份獲派送一股紅股之基準，以紅利方式發行入賬列作繳足股款之股份。該等紅股將由發行日期起在各方面與股份享有同等權益，惟無權享有本公司宣布或建議派發截至2006年12月31日止財政年度之任何股息。零碎紅股將不會派發給股東，而會彙集及出售，所得收益撥歸本公司所有。於最後實際可行日期，已發行之股份數目為5,508,759,988股股份。以該數字為基準，及假設於記錄日期前本公司並無發行或回購股份，則將發行之紅股數目為550,875,998股股份。

4. 派送紅股之條件

派送紅股之條件為：

(a) 股東於本公司股東週年大會上批准載於股東週年大會通告第5(I)項決議案；及

(b) 聯交所上市委員會批准紅股上市及買賣。

5. 暫停辦理股份過戶登記

本公司將由2007年5月10日星期四至2007年5月14日星期一（包括首尾兩天）暫停辦理股份過戶登記，以確定股東對擬派截至2006年12月31日止財政年度之末期股息及獲派送紅股所應享有之權利，以及有權出席股東週年大會及於會上投票。為確保有資格收取建議之末期股息及紅股，以及有權出席股東週年大會及於會上投票，所有股份過戶文件連同有關股票，必須於2007年5月9日星期三下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716舖。

6. 買賣安排

有關紅股上市及買賣之申請，已提交聯交所上市委員會。在有關紅股在聯交所上市及買賣之申請獲批准及遵守結算公司接納股份規定之條件下，紅股將由其開始在聯交所買賣之日或由結算公司決定之其他日期起，被結算公司接納為可以存放於中央結算系統並經該系統進行交收及結算之合資格證券。與中央結算系統有關之一切活動均須遵守不時實施之中央結算系統之一般規則及操作程序。

聯交所會員之間於任何交易日內進行之交易須於該交易日之後第二個交易日於中央結算系統結算。

紅股將以每手1,000股股份為買賣單位。預期紅股股票將於2007年5月22日星期二寄予各股東，郵誤風險概由有關股東負責，預期紅股將於2007年5月25日星期五或前後開始買賣。

股份並無於聯交所以外之其他證券交易所上市或買賣。本公司董事不擬向聯交所以外之其他證券交易所提交紅股上市及買賣之申請。

買賣紅股須支付香港印花稅。

7. 一般性授權發行股份及購回股份的更新

本公司在2006年5月19日舉行之上屆之股東週年大會上，通過普通決議更新給予董事會(i)購回面值總額不超過本公司於決議當日已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2006年5月19日之已發行股本面值總額之20%，當配發之股份全為籌集資金者，則不超過本公司於當日之已發行股本面值總額之10%，以及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據《條例》及《上市規則》之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第5(II)、5(III)及5(IV)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

於最後實際可行日期，已發行之股份數目為5,508,759,988股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，根據一般性授權，本公司將獲授權配發及發行最多1,101,751,997股股份，即已發行股本之20%。

遵照《上市規則》之規定寄予股東之有關回購決議案之說明書載於本文件之附錄二，其中盡可能載有所有所需的資料，以供股東就贊成或反對該等決議案時，能作出明智的決定。

8. 股東週年大會

建議於2007年5月21日星期一中午12時正在香港中環金融街八號四季酒店四季大禮堂舉行本公司股東週年大會之通告載於第11頁至第14頁。在股東週年大會上，第3、5(I)、5(II)、

5(III)及5(IV)項普通決議案將被提出，以重選退任董事、批准派送紅股、更新購回股份之一般性授權以及更新配發、發行及以其他方式處置新增股份之一般性授權。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806－1807室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可出席股東週年大會及投票。

根據組織章程細則第70條，於任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求適當地被提出（在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時）。除《條例》及聯交所不時規定之規則另有規定，下述人士可以提出以投票方式表決：

(a) 股東大會主席；或

(b) 至少三名親身或由委任代表出席並有權表決之股東；或

(c) 佔全體有權在該股東大會上投票的股東的總投票權不少於十分之一的一名或多於一名親身或由委任代表出席之股東；或

(d) 持有授予在股東大會上表決權利之股份之一名或多於一名親身或由委任代表出席之股東，而就股份已繳足的總款額乃相等於不少於授予該表決權的全部股份已繳足總款額的十分之一。

股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

9. 推薦意見

董事會相信重選退任董事、派送紅股及更新一般性授權購回股份及發行新股份符合本公司及其股東之利益，因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2007年4月25日

林高演先生　非執行董事

55歲，於1983年獲委任為本公司董事。林先生具有逾33年之銀行及地產發展經驗。他是香港大學校董會成員及香港大學教研發展基金董事。林先生是恒基兆業地產有限公司（「恒基地產」）及恒基兆業發展有限公司（「恒基發展」）副主席、香港小輪（集團）有限公司主席及美麗華酒店企業有限公司之董事，該等公司均為上市公眾公司。他亦曾為恒基中國集團有限公司及恒基數碼科技有限公司（成員自動清盤進行中）之董事（該兩間公司均分別於2005年8月15日及2005年12月12日私有化前為香港上市公司）。

林先生為恒基兆業有限公司（「恒基兆業」）、Hopkins (Cayman) Limited（「Hopkins」）、Rimmer (Cayman) Limited（「Rimmer」）、Riddick (Cayman) Limited（「Riddick」）、迪斯利置業有限公司（「迪斯利置業」）、Medley Investment Limited（「Medley Investment」）及Macrostar Investment Limited（「Macrostar Investment」）之董事。恒基地產、恒基發展、恒基兆業、Hopkins、Rimmer、Riddick、迪斯利置業、Medley Investment及Macrostar Investment持有根據《證券及期貨條例》須予披露之本公司股份權益。

於1989年6月至1994年4月期間，林先生為威威食品有限公司（「威威食品」）之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據1994年5月18日法庭之頒令，威威食品由法庭執行清盤。林先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於1995年12月完結。

林先生之任期將於2008年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。林先生所收取之董事袍金已經由本公司之薪酬委員會檢討。林先生之董事袍金及其他薪酬是根據其職責建議考慮。截至2006年12月31日止財政年度，林先生收取本公司定額酬金130,000元作為董事袍金及其他薪酬約40,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於林先生的重選而需要股東知悉之事項。

李家傑先生　非執行董事

43歲，於1990年獲委任為本公司董事。李先生曾在英國接受教育，現任兩間上市公眾公司恒基兆業地產有限公司（「恒基地產」）及恒基兆業發展有限公司（「恒基發展」）之副主席。他亦曾為恒基中國集團有限公司之董事長及總裁，以及恒基數碼科技有限公司（成員自動清

盤進行中)之董事(該兩間公司均分別於2005年8月15日及2005年12月12日私有化前為香港上市公司)。李先生現為中國人民政治協商會議全國委員會委員。李先生是本公司主席李兆基博士之兒子及非執行董事李家誠先生之胞兄。

李先生為恒基兆業有限公司(「恒基兆業」)副主席,恒基地產、恒基發展及恒基兆業持有根據《證券及期貨條例》須予披露之本公司股份權益。

於最後實際可行日期,根據《證券及期貨條例》第XV部,李先生作為全權信託之可能受益人,被視為擁有2,203,861,776股股份之權益,佔本公司已發行股本40.01%,他亦被視為持有本公司相聯法團之權益,包括隆業發展有限公司9,500股(95%)、溢匯國際有限公司2股(100%)及百江燃氣控股有限公司772,911,729股(43.97%)。

李先生之任期將於2008年12月31日屆滿,而且他須根據組織章程細則之規定輪值告退及再選連任。李先生所收取之董事袍金已經由本公司之薪酬委員會按其職責檢討。截至2006年12月31日止財政年度,李先生收取本公司定額酬金130,000元作為董事袍金。

除上文所披露者外,並無根據《上市規則》第13.51(2)條之規定而須予披露之資料,及概無其他關於李先生的重選而需要股東知悉之事項。

李家誠先生 非執行董事

35歲,於1999年獲委任為本公司董事。李先生曾在加拿大接受教育,現任恒基兆業地產有限公司(「恒基地產」)及恒基兆業發展有限公司(「恒基發展」)副主席,以及美麗華酒店企業有限公司之董事總經理,該等公司均為上市公眾公司。他亦曾為恒基中國集團有限公司及恒基數碼科技有限公司(成員自動清盤進行中)之執行董事(該兩間公司均分別於2005年8月15日及2005年12月12日私有化前為香港上市公司)。李先生現為中國人民政治協商會議廣西壯族自治區第九屆委員會委員及中國人民政治協商會議佛山市第九屆委員會委員。李先生是本公司主席李兆基博士之兒子及非執行董事李家傑先生之胞弟。

李先生為恒基兆業有限公司（「恒基兆業」）副主席、迪斯利置業有限公司（「迪斯利置業」）、Medley Investment Limited（「Medley Investment」）及Macrostar Investment Limited（「Macrostar Investment」）之董事。恒基地產、恒基發展、恒基兆業、迪斯利置業、Medley Investment及Macrostar Investment持有根據《證券及期貨條例》須予披露之本公司股份權益。

於最後實際可行日期，根據《證券及期貨條例》第XV部，李先生作為全權信託之可能受益人，被視為擁有2,203,861,776股股份之權益，佔本公司已發行股本40.01%，他亦被視為持有本公司相聯法團之權益，包括隆業發展有限公司9,500股(95%)、溢匯國際有限公司2股(100%)及百江燃氣控股有限公司772,911,729股(43.97%)。

李先生之任期將於2008年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。李先生所收取之董事袍金已經由本公司之薪酬委員會按其職責檢討。截至2006年12月31日止財政年度，李先生收取本公司定額酬金130,000元作為董事袍金。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於李先生的重選而需要股東知悉之事項。

陳永堅先生　*常務董事*

56歲，陳先生於1992年加入本公司為市務科總經理，並於1995年出任市務及客戶服務科總經理，其後於1997年1月獲委任為本公司董事，並於同年5月出任常務董事（執行董事）一職。陳先生為一上市公眾公司百江燃氣控股有限公司（「百江燃氣」）之主席。他亦曾為恒基數碼科技有限公司（成員自動清盤進行中）之董事（該公司於2005年12月12日私有化前為香港上市公司）。

陳先生是本集團多家公司之董事，包括本集團內地投資控股公司港華投資有限公司之董事長兼總裁，以及內地多家合資企業之董事長、副董事長或董事。陳先生現為中國人民政治協商會議武漢市第十一屆委員會委員及中國城市燃氣協會常務理事。此外，他亦為香港上市公司商會2006年至2007年度常務委員會委員。陳先生於2005年獲頒發香港商業獎之傑出管理獎，並於2006年榮獲香港董事學會頒發傑出董事獎－上市公司（香港交易所－恒生指數成份股）執行董事。

於最後實際可行日期，陳先生持有根據《證券及期貨條例》第XV部所指之個人權益102,825股股份，佔本公司已發行股本少於0.01%。他亦擁有本公司相聯法團百江燃氣授出可認購3,600,000股百江燃氣股份之3,600,000份購股權中之權益(0.20%)。

於最後實際可行日期，陳先生並無固定或建議任期，惟他須根據組織章程細則之規定輪值告退及再選連任。陳先生所收取之董事袍金已經由本公司之薪酬委員會檢討。陳先生之董事袍金及其他薪酬是根據其職責建議及本公司盈利表現考慮。截至2006年12月31日止財政年度，陳先生收取本公司定額酬金130,000元作為董事袍金及其他薪酬約19,090,000元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於陳先生的重選而需要股東知悉之事項。

以下為《上市規則》規定就更新一般性授權購回股份之建議須寄予股東之說明書。說明書並構成《條例》第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第5(II)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份的更新。於最後實際可行日期，已發行之股份數目為5,508,759,988股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行或購回股份，董事會將獲授權購回最多550,875,998股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加每股資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將根據組織章程細則及香港法律從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2006年12月31日止財政年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就各董事作出合理查詢後所知）各董事之任何聯繫人士（定義見《上市規則》）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照《上市規則》及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於最後實際可行日期，主席李兆基博士個人實益擁有3,226,174股股份（佔已發行股份總數之0.06%）。此外，2,203,861,776股股份（佔已發行股份總數之40.01%）則由恒基兆業有限公司（「恒基兆業」）一間附屬公司、富生有限公司（「富生」）及恒基兆業發展有限公司（「恒基發展」）若干附屬公司實益擁有。恒基兆業地產有限公司（「恒基地產」）為恒基兆業之附屬公司，並實益擁有超過50%恒基發展已發行股份。Rimmer (Cayman) Limited（「Rimmer」）作為一全權信託之受託人擁有一單位信託（「單位信託」）之大部分單位權益。Hopkins (Cayman) Limited（「Hopkins」）作為上述單位信託之受託人，實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人股份，李兆基博士於最後實際可行日期擁有2,207,087,950股股份（佔已發行股份總數之40.07%）。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份，李兆基博士擁有之股份佔已發行股份總數之44.52%。因此，根據《香港公司收購及合併守則》第26條，行使該項授權可能導致須向股東作出全面收購建議。

(ix) 在最後實際可行日期前6個月內，本公司並無在聯交所購回任何股份（不論是否在聯交所進行）。

(x) 本公司之「關連人士」（定義見《上市規則》）概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 （元）	最低 （元）
2006年4月	19.15	18.40
2006年5月	19.00	17.25
2006年6月	17.40	16.65
2006年7月	17.72	17.00
2006年8月	18.20	17.28
2006年9月	18.56	17.86
2006年10月	18.40	17.62
2006年11月	17.98	17.06
2006年12月	17.68	16.98
2007年1月	17.74	17.20
2007年2月	17.86	17.00
2007年3月	18.10	16.46

（如中文譯本之文義與英文原本有歧異時，應以英文原本為準。）

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

敬啟者:本公司訂於2007年5月21日星期一中午12時正假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會,議程如下:

1. 省覽截至2006年12月31日止財政年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重新委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師,並授權董事會釐訂其酬金。

5. 視為特別事項處理,考慮採納下列決議案,如認為適當,即為普通決議:

(I) 「**動議**:在獲得香港聯合交易所有限公司上市委員會(「上市委員會」)批准根據本決議案而發行之本公司股本中每股面值港幣0.25元之新股份(「紅股」)上市及買賣後,按照董事會之建議,將一筆記入本公司股份溢價賬且相等於本公司在2007年5月14日之已發行股本面值總額之十分之一之款項撥作資本,並授權董事會將該筆款項用作繳足本公司股本中數目相等於2007年5月14日已發行之股份數目之十分之一之紅股之面值。上述紅股將入賬列為繳足股份及分派予於2007年5月14日名列於本公司股東名冊之人士,比例為當日每持十股股份獲派一股紅股。根據本決議案而配發及發行之紅股將與現有之已發行股份在各方面均享有同樣權益,惟不會獲派本公司就截至2006年12月31日止財政年度宣派或建議派付之任何股息。此外,授權董事出售任何因上述分派而出現之零碎紅股及將所得之淨收益撥歸本公司所有,並授權董事辦理一切所需及恰當的手續及事項,以便發行紅股。」

(II) 「動議：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%，而上述之批准應以此為限；

(c) 就本決議案而言：

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(III) 「動議：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在(i)供股；或(ii)根據本公司發行之任何認股權證或可轉換為股份之證券之條款行使購股權或換股權而發行股份之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論

其為依據認股權所配發與否）之股本面值總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%；倘配發之股份全為籌集資金者，則不得超過本公司於通過本決議案當日之已發行股本面值總額之10%；及

(c) 就本決議案而言：

「有關期間」及「股份」與本股東週年大會通告第5項第(II)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第5項第(III)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股（惟本公司董事會有權就零碎股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排）。」

(IV) 「**動議**：在本股東週年大會通告第5項第(II)段及第(III)段之動議獲得通過之條件下，擴大根據上文第5項第(III)段之決議案授予本公司董事會現已生效由董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予將會或可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第5項第(II)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

承董事會命
執行董事及公司秘書
陳達雄 謹啟

香港，2007年4月25日

附註：

1. 董事會表示，董事會目前並無意購回任何現有股份或發行任何新股或認股權證（除發行紅股外）。

2. 凡有權出席股東大會及投票之股東，均可委派一位或多於一位代表出席會議及如以投票方式表決，代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於股東大會或其任何續會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806－1807室，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2007年5月10日星期四至2007年5月14日星期一（包括首尾兩天）暫停辦理股份過戶登記。為確保有權出席股東週年大會及於會上投票，以及有資格收取建議發行之紅股及末期股息，所有股份過戶文件連同有關股票，必須於2007年5月9日星期三下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716舖。

5. 如股東大會通過，股息將於2007年5月22日星期二派發。紅股之股票將於同日寄發予各股東。

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0003)

PROXY FORM (ANNUAL GENERAL MEETING — 21ST MAY 2007)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint * the Chairman of the Meeting, DR. LEE SHAU KEE, or failing him, *MR. COLIN LAM KO YIN, or failing him, *MR. LEE KA KIT, or failing him, *MR. LEE KA SHING (all of whom are Directors of the Company), OR

____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 21st May 2007 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Mr. Colin Lam Ko Yin as Director		
3(II).	To re-elect Mr. Lee Ka Kit as Director		
3(III).	To re-elect Mr. Lee Ka Shing as Director		
3(IV).	To re-elect Mr. Alfred Chan Wing Kin as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5(I).	To approve the issue of Bonus Shares		
5(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares		
5(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares		
5(IV).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(II)		

FULL NAME(S) OF
SHAREHOLDER(S)________________ (ENGLISH) ________________(CHINESE)

ADDRESS________________________________

____________________ CONTACT TEL. NO.________________

SIGNATURE(S)________________ DATED THIS________DAY OF________2007

Notes:

1. Please indicate with a "✓" in the spaces beside each resolution on how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.
2. If there are joint holders of any Share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.
4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號:0003)

(2007年5月21日舉行之股東週年大會)
代表委任表格

本人／吾等為香港中華煤氣有限公司(「本公司」)之股東,並有權在下述之會議中投票,茲委任*大會主席李兆基博士,如其未能出任,或*林高演先生,如其未能出任,或*李家傑先生,如其未能出任,或*李家誠先生(彼等皆為本公司之董事),或

____

(請填寫擬委任為代表人士之姓名及地址)

為本人／吾等之代表,代表本人／吾等出席於2007年5月21日舉行之股東週年大會及其任何續會,及就下列載於股東週年大會通告之決議案,按以下指示或倘若未有給予指示,則按本人／吾等之代表認為適當之做法投票表決。

	決議案	贊成	反對
1.	省覽截至2006年12月31日止財政年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉林高演先生為董事		
3(II).	重新選舉李家傑先生為董事		
3(III).	重新選舉李家誠先生為董事		
3(IV).	重新選舉陳永堅先生為董事		
4.	重新委聘羅兵咸永道會計師事務所為本公司之核數師,並授權董事會釐訂其酬金		
5(I).	通過派送紅股		
5(II).	通過授予董事會一般權力,以購回本公司之股份的更新		
5(III).	通過授予董事會一般權力,以發行本公司之額外股份的更新		
5(IV).	授權董事會配發、發行或以其他方式處置相等於根據第5(II)項決議案授權而購回之股份數目之額外股份		

股東姓名______________________(英文)______________________(中文)

地址____

______________________ 聯絡電話______________________

簽名______________________ 日期:2007年__________月__________日

附註:

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時　閣下希望代表如何代　閣下投票。倘若　閣下未有表明代表應如何投票時,則代表可自行決定投票贊成或反對或放棄投票。
2. 如屬聯名股東,則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票,猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時,則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言,在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。
3. 若股東為一法團,則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。
4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件(如有)或經公證人簽署證明之有關授權文件之副本,最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心18樓1806-1807室,方屬有效。
5. 代表毋須為本公司之股東。

* *若　閣下擬委任董事以外之其他人士為其代表,則請將上述董事姓名刪去。代表委任書之每項更正,均須由簽署人加簽確認。*

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 21st May 2007 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (I) "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 14th May 2007 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 14th May 2007 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 14th May 2007 on the basis of one Bonus Share for every ten Shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2006 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(III); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(IV) "**THAT** conditional upon the passing of Resolutions 5(II) and 5(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5 (III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director and
Company Secretary

Hong Kong, 25th April 2007

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting, and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Wednesday, 9th May 2007.

5. If approved, the dividend will be payable on Tuesday, 22nd May 2007. Share certificates for the Bonus Shares will be dispatched to shareholders on the same day.

As at the date of this notice, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

"Please also refer to the published version of this announcement in South China Morning Post."

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 21st May 2007 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon.
2. To declare a final dividend.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(I) "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 14th May 2007 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 14th May 2007 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 14th May 2007 on the basis of one Bonus Share for every ten Shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2006 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(III); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(IV) "THAT conditional upon the passing of Resolutions 5(II) and 5(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5 (III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director and
Company Secretary

Hong Kong, 25th April 2007

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).
2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.
4. The register of members will be closed from Thursday, 10th May 2007 to Monday, 14th May 2007, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting, and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4.30 p.m. on Wednesday, 9th May 2007.
5. If approved, the dividend will be payable on Tuesday, 22nd May 2007. Share certificates for the Bonus Shares will be despatched to shareholders on the same day.

As at the date of this notice, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

END

Towngas
The Hong Kong and China Gas Company Limited